14005099

Ark Restaurants Corp.

2013 ANNUAL REPORT

The Company

We are a New York corporation formed in 1983. As of the fiscal year ended September 28, 2013, we owned and/or operated 20 restaurants and bars, 22 fast food concepts and catering operations through our subsidiaries. Initially our facilities were located only in New York City. As of the fiscal year ended September 28, 2013, five of our restaurant and bar facilities are located in New York City, three are located in Washington, D.C., seven are located in Las Vegas, Nevada, three are located in Atlantic City, New Jersey, one is located at the Foxwoods Resort Casino in Ledyard, Connecticut and one is located in the Faneuil Hall Marketplace in Boston, Massachusetts.

In addition to the shift from a Manhattan-based operation to a multi-city operation, the nature of the facilities operated by us has shifted from smaller, neighborhood restaurants to larger, destination properties intended to benefit from high patron traffic attributable to the uniqueness of the location. Most of our properties which have been opened in recent years are of the latter description. As of the fiscal year ended September 28, 2013, these include the operations at the 12 fast food facilities in Tampa, Florida and Hollywood, Florida, respectively (2004); the Gallagher's Steakhouse and Gallagher's Burger Bar in the Resorts Atlantic City Hotel and Casino in Atlantic City, New Jersey (2005); The Grill at Two Trees at the Foxwoods Resort Casino in Ledyard, Connecticut (2006); Durgin Park Restaurant and the Black Horse Tavern in the Faneuil Hall Marketplace in Boston, Massachusetts (2007); Yolos at the Planet Hollywood Resort and Casino in Las Vegas, Nevada (2007); Robert at the Museum of Arts & Design at Columbus Circle in Manhattan (2010); Clyde Frazier's Wine and Dine in Manhattan (2012); and Broadway Burger Bar and Grill in the Quarter at the Tropicana Hotel and Casino in Atlantic City, New Jersey (2013).

The names and themes of each of our restaurants are different except for our two Gallagher's Steakhouse's and our two Broadway Burger Bar and Grill's. The menus in our restaurants are extensive, offering a wide variety of high-quality foods at generally moderate prices. The atmosphere at many of the restaurants is lively and extremely casual. Most of the restaurants have separate bar areas, are open seven days a week and most serve lunch as well as dinner. A majority of our net sales are derived from dinner as opposed to lunch service.

While decor differs from restaurant to restaurant, interiors are marked by distinctive architectural and design elements which often incorporate dramatic interior open spaces and extensive glass exteriors. The wall treatments, lighting and decorations are typically vivid, unusual and, in some cases, highly theatrical.

We will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended September 28, 2013, including financial statements, exhibits and schedules thereto, to each of our shareholders of record on February 10, 2014 and each beneficial holder on that date, upon receipt of a written request therefore mailed to our offices, 85 Fifth Avenue, New York, NY 10003 Attention: Treasurer.

February 17, 2014

Dear Shareholders:

This was an okay year in terms of EBITDA production. Some influences on business were not in our control. Hurricane Sandy highlighted a year of uncooperative weather. In addition we received an unwanted bid for our company, and as always there was continued upward pressures on operating expenses. These factors attenuated our ability to deliver a better performance and restricted cash flow into the company. Sandy closed many of our Northeast restaurants, some for as much as a week, and in the case of Sequoia and Red the time remaining on their leases and the damage incurred led to the decision to not reopen. The bid for our company by another restaurant enterprise and our subsequent rejection of that bid was an expensive excursion.

Obviously, outside influences do not give management permission to ignore some core problems. We remain committed to our restaurant Clyde's but are still suffering substantial losses while trying to find an economic and marketing equation that works. This year was better for Clyde's than last and there is progress but losses are never comfortable. Also, we are finding it difficult to increase revenues in operations outside New York. Las Vegas is a big footprint for our company and remains a challenging environment. Customer counts are flat or slightly in the negative, and without pressure from demand we are not confident to increase pricing. We need price increases to maintain operating profits. Despite our efforts to control operating costs they inevitably have the wind at their back and head higher. Our Florida operations had their first down year in revenue after years of double digit increases in comparative sales. The casinos we service in Florida changed their policy on couponing meals which had a negative impact. Our restaurants in Washington D.C. and Boston saw slight sales declines as well. And finally in the last couple of years we have lost some restaurants that were EBITDA productive as the term on leases ran out and we were unable to renegotiate to keep us in those locations.

This all leads to related questions. The first, what was the economic justification to turn away a bid for our company and does management have a sufficient level of confidence in the assets of the company that further lends support to its decision. The second is if the business is not for sale at the current market capitalization what is the plan going forward.

For fiscal 2013 we had operating income at the restaurants of approximately $21 million (this is before depreciation and General and Administrative costs). Most of this operating income came from leases that have reasonable term remaining. Of the $21 million approximately $8.7 million is generated from Las Vegas which has been under revenue pressure for the last six years. We believe that a new development project underway at New York New York in Las Vegas will bring that property new relevance and increased demand for our operations. We therefore are projecting better results in Vegas once the construction is completed albeit not a full recovery to the 2007 level. Not being in the fortune telling business it is somewhat difficult to forecast the liquidity of assets in our portfolio at any moment in time but economic returns do have value to rational buyers. We have strong long term tenant leases in New York, Vegas and Florida. We believe those leases which come with substantial operating profit would be of greater value if sold to a rational buyer than the bid for the entire company which we rejected. Further we strongly believe that other assets held have promise to deliver additional shareholder value and the combination of these factors more than suggested that the proposed bid for our company was inadequate.

Operating profits from leases are not always depreciating values subject to discounting when real estate values and rents are relatively stable. In such an economic environment leases that come due can generally be extended at reasonable rents. But when commercial real estate pricing outperforms our ability to increase pricing for our products then a discount applied to operating profits is totally appropriate in assessing the value of leases to ownership. In the past two fiscal years lease terms offered by landlord/developers for renewal of several of our operations were decisively onerous which led us to shrink our portfolio. As we remain conservative it is increasingly difficult to find opportunities where rents fit our equation and allow expansion of our portfolio with a favorable risk reward ratio. Despite our current losses at Clyde's the saving grace is an exceptionally favorable rent which allows us the time to work at it.

The reality of escalating market rents has altered our thought process and guided us to look at our business differently. We have proceeded on two new ventures that represent a rethinking of how we should proceed to add value. We have closed on a limited partnership in which we are an 11.6% partner for the operation of the New Meadowlands Racetrack in northern New Jersey. We did this with the expectation, not the certainty, that this location has an opportunity to be granted a casino license in the next several years. If a casino license is granted to this limited partnership our 11.6% partnership interest will likely be diluted as substantial additional capital will be needed for construction. However we strongly believe that this partnership interest will be of significant value. Also as a condition to our investment in the limited partnership we received exclusive rights to the food and beverage operations in the casino if it becomes a reality. This exclusive is subject to one exception. Hard Rock is also a partner in the venture and will operate a Hard Rock Café. The Limited Partnership has a favorable 40 year lease with the State of New Jersey and our leases for the casino's food and beverage operations will fit well within the parameters of our conservative thinking. In addition to the New Meadowlands Racetrack partnership we presently have a signed contract for the purchase of the Rustic Inn in Fort Lauderdale Florida. This has been a successful business for decades and comes with hard working and intelligent management. The purchase price includes the ownership of the land and buildings as well as the restaurant operation. We believe that the success of the Rustic Inn can be extended to other locations in the Florida market.

To the extent that we succeed in these ventures our future operating profits should be more reliable and not subject to the discounted valuations we face with shorter term leases. The lease at the racetrack with the State of New Jersey is of a longer term than any lease in our current portfolio. Owning the property of the Rustic Inn eliminates future renegotiation of lease terms. Obviously we are interested in securing more situations that give us longer term expectations. These will be hard to find but we have found two so I suspect there are more to come. We want to be working for the long term interest of our shareholders.

Sincerely,

Michael Weinstein,
Chairman and Chief Executive Officer

ARK RESTAURANTS CORP.

Corporate Office
Michael Weinstein, Chairman and Chief Executive Officer
Robert Stewart, President, Chief Financial Officer and Treasurer
Vincent Pascal, Senior Vice President and Chief Operating Officer
Paul Gordon, Senior Vice President-Director of Las Vegas Operations
Walter Rauscher, Vice President-Corporate Sales & Catering
Nancy Alvarez, Controller
Marilyn Guy, Director of Human Resources
Jennifer Sutton, Director of Operations-Washington D.C.
Donna McCarthy, Director of Operations – Atlantic City
Scott Moon, Director of Catering-Washington D.C.
Andrea O'Brien, Director of Tour and Travel
John Oldweiler, Director of Purchasing
Luis Gomes, Director of Purchasing – Las Vegas Operations
Linda Clous, Director of Facilities Management
Evyette Ortiz, Director of Marketing
Veronica Mijelshon, Director of Architecture and Design
Oona Cassidy, Counsel and Secretary
Teresita Mendoza, Controller – Las Vegas Operations
Craig Tribus, Director of Operations – Las Vegas Operations
Welner Villatoro, Director of Maintenance – Las Vegas Operations
Nicole Calix Coy, Director of Human Resources – Las Vegas Operations

Corporate Executive Chef
David Waltuck

Executive Chefs
Damien McEvoy, Las Vegas
Sergio Soto, Atlantic City, NJ

Restaurant General Managers-New York
Ruperto Ramirez, Canyon Road
Dianne Ashe-Giovannone, El Rio Grande
Donna Simms, Bryant Park Grill
Ana Harris, Robert
Jennifer Jordan, Clyde Frazier's Wine and Dine
Bridgeen Rice, Clyde Frazier's Wine and Dine

Restaurant General Managers-Washington D.C.
Bender Gamiao, Thunder Grill & Center Café
Maurizio Reyes, Sequoia

Restaurant General Manager-Atlantic City, NJ
Rosalina Iannucci, Gallagher's Steakhouse and Gallagher's Burger Bar

Restaurant General Managers-Las Vegas
Charles Gerbino, Las Vegas Employee Dining Facility
John Hausdorf, Las Vegas Room Service

Restaurant General Managers-Las Vegas (continued)
Geri Ohta, Director of Sales and Catering
Kelly Rosas, America
Mary Massa, Gonzalez y Gonzalez
Craig Tribus, Gallagher's Steakhouse
Ivonne Escobedo, Village Streets
Jeff Stein, Broadway Burger Bar & Grill
Fidencio Chavez, Venetian Food Court
Christopher Waltrip, V-Bar
Staci Green, Yolos Mexican Grill

Restaurant General Manager-Boston
Patricia Reyes, Durgin-Park

Restaurant Chef-Boston
Melicia Phillips, Durgin-Park

Restaurant General Managers-Florida
Darvin Prats, Tampa Food Court

Restaurant General Manager-Foxwoods
Matilda Santana, Manager of Connecticut Operations
Keri House, The Grill at Two Trees

Restaurant Chefs-New York
Fermin Ramirez, El Rio Grande
Ruperto Ramirez, Canyon Road Grill
Gadi Weinreich, Bryant Park Grill
Louisa Fernandez, Robert
Armando Cortes, Clyde Frazier's Wine and Dine

Restaurant Chefs-Washington D.C.
Michael Foo, Thunder Grill & Center Café
Fanor Baldarrama, Sequoia

Restaurant Chefs-Las Vegas
Jerome Lingle, America
Paul Savoy, Gallagher's Steakhouse
Richard Harris, Banquets
Steve Shoun, Las Vegas Employee Dining Facility
Sergio Salazar, Gonzalez y Gonzalez
Justin Vega, Yolos Mexican Grill
Adam Payne, The Sporting House
Bernard Camat, Broadway Burger Bar & Grill

Restaurant Chefs-Florida
Artemio Espinoza, Hollywood Food Court
Nolberto Vernal, Tampa Food Court

Restaurant Chef-Foxwoods
Rosalio Fuentes, The Grill at Two Trees

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

As of September 28, 2013, the Company owned and operated 20 restaurants and bars, 22 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

Accounting Period

Our fiscal year ends on the Saturday nearest September 30. We report fiscal years under a 52/53-week format. This reporting method is used by many companies in the hospitality industry and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The fiscal years ended September 28, 2013 and September 29, 2012 included 52 weeks.

Seasonality

The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

Results of Operations

The Company's operating income of $6,606,000 for the year ended September 28, 2013 decreased 33.9% compared to operating income of $9,991,000 for the year ended September 29, 2012. This decrease resulted from a combination of factors including: (i) decreased traffic at our properties in Washington, DC due to poor weather and increased competition, (ii) increased competition and a decrease in the usage of complimentaries by the ownership of the casinos at our Florida properties, (iii) professional fees related to the unsolicited bid made for the Company by Landry's, (iv) the negative impact of additional competition without a corresponding increase in overall traffic in Las Vegas, (v) the closure of our properties Red and Sequoia located in New York, NY in October 2012 as a result of a hurricane, and (vi) early operating losses in the amount of $100,000 at our new restaurant, *Broadway Burger Bar*, at the Tropicana Hotel and Casino in Atlantic City, NJ, all partially offset by strong catering revenues in NY combined with a significant improvement in the performance of Clyde Frazier's Wine and Dine, which opened in March 2012.

The following table summarizes the significant components of the Company's operating results for the years ended September 28, 2013 and September 29, 2012, respectively:

	Year Ended		Variance	
	September 28, 2013	September 29, 2012	$	%
	(in thousands)			
REVENUES:				
Food and beverage sales	$ 129,122	$ 136,914	$ (7,792)	-5.7%
Other revenue	1,476	1,114	362	32.5%
Total revenues	130,598	138,028	(7,430)	-5.4%
COSTS AND EXPENSES:				
Food and beverage cost of sales	32,791	35,157	(2,366)	-6.7%
Payroll expenses	42,488	43,406	(918)	-2.1%
Occupancy expenses	17,533	17,702	(169)	-1.0%
Other operating costs and expenses	17,085	17,915	(830)	-4.6%
General and administrative expenses	9,792	9,368	424	4.5%
Impairment loss	-	379	(379)	-100.0%
Depreciation and amortization	4,303	4,110	193	4.7%
Total costs and expenses	123,992	128,037	(4,045)	-3.2%
OPERATING INCOME	$ 6,606	$ 9,991	$ (3,385)	-33.9%

Revenues

During the Company's year ended September 28, 2013, revenues decreased 5.4% compared to the year ended September 29, 2012. This decrease is primarily due to: (i) a net decrease in same store sales of $3,827,000, as discussed below and (ii) the closure of our properties *Red* and *Sequoia* located in New York, NY in October 2012 as a result of Hurricane Sandy, partially offset by revenues related to our new restaurants in New York City, *Clyde Frazier's Wine and Dine* (opened in March 2012), and Atlantic City, NJ, *The Burger Bar and Grill* at the Tropicana Hotel and Casino (opened in June 2013).

Food and Beverage Same-Store Sales

On a Company-wide basis, same store food and beverage sales decreased 3.0% for the year ended September 28, 2013 as compared to the year ended September 29, 2012 as follows:

	Year Ended		Variance	
	September 28, 2013	September 29, 2012	$	%
	(in thousands)			
Las Vegas	$ 55,100	$ 57,150	$ (2,050)	-3.6%
New York	31,413	29,128	2,285	7.8%
Washington, DC	14,744	16,506	(1,762)	-10.7%
Atlantic City, NJ	3,078	3,485	(407)	-11.7%
Boston	3,767	3,792	(25)	-0.7%
Connecticut	3,751	3,855	(104)	-2.7%
Florida	13,739	15,503	(1,764)	-11.4%
Same store sales	125,592	129,419	$ (3,827)	-3.0%
Other	3,530	7,495		
Food and beverage sales	$ 129,122	$ 136,914		

Same store sales in Las Vegas decreased by 3.6% in fiscal 2013 compared to fiscal 2012 primarily as a result of the negative impact of additional competition without a corresponding increase in overall traffic. Same-store sales in New York (which exclude the Red and Sequoia properties as they were closed in October 2012) increased 7.8% as a result of strong catering revenues. Same-store sales in Washington, DC decreased 10.7% primarily as a result of decreased traffic due to poor weather as compared to last year and increased competition. Same-store sales in Atlantic City decreased 11.7% due to the continued decline in overall traffic in Atlantic City, NJ. Same-store sales in Boston were consistent from year to year as expected. Same-store sales in Connecticut decreased 2.7% due to declining traffic at the Foxwoods Resort and Casino where our properties are located. Same-store sales in Florida decreased 11.4% due to increased competition at one of our properties combined with a decrease in the usage of complimentaries by the ownership of the casinos where our properties are located. Other food and beverage sales consist of sales related to new restaurants opened during the applicable period and sales related to properties that were closed during the period due to lease expiration and other closures and, therefore, not included in discontinued operations.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

Other Revenue

The increase in Other Revenue for fiscal 2013 as compared to fiscal 2012 is primarily due to an increase in purchase service fees.

Costs and Expenses

Costs and expenses from continuing operations for the years ended September 28, 2013 and September 29, 2012 were as follows (in thousands):

	Year Ended September 28, 2013	% to Total Revenues	Year Ended September 29, 2012	% to Total Revenues	Increase (Decrease) $	Increase (Decrease) %
Food and beverage cost of sales	$ 32,791	25.1%	$ 35,157	25.5%	$ (2,366)	-6.7%
Payroll expenses	42,488	32.5%	43,406	31.4%	(918)	-2.1%
Occupancy expenses	17,533	13.4%	17,702	12.8%	(169)	-1.0%
Other operating costs and expenses	17,085	13.1%	17,915	13.0%	(830)	-4.6%
General and administrative expenses	9,792	7.5%	9,368	6.8%	424	4.5%
Impairment loss from write-down of long-lived assets	-	0.0%	379	0.3%	(379)	-100.0%
Depreciation and amortization	4,303	3.3%	4,110	3.0%	193	4.7%
	$ 123,992		$ 128,037		$ (4,045)	

Food and beverage costs as a percentage of total revenues for the year ended September 28, 2013 decreased as compared to the year ended September 29, 2012 as a result of improved menu costing partially offset by higher commodity prices.

Payroll expenses as a percentage of total revenues for the year ended September 28, 2013 increased as compared to the year ended September 29, 2012 due primarily to severance payments to employees of closed properties.

Occupancy expenses as a percentage of total revenues for the year ended September 28, 2013 increased as compared to the year ended September 29, 2012 as a result of lower sales at properties where rents are relatively fixed partially offset by a reduction in costs related to properties that were closed (as discussed above) due to flooding from Hurricane Sandy.

Other operating costs and expenses as a percentage of total revenues for the year ended September 28, 2013 remained static as compared to the year ended September 29, 2012. A slight decrease in total costs were the result of: (i) non-recurring expenses in the prior period associated with one of our properties, and (ii) a reduction in other operating costs and expenses related to properties that were closed (as discussed above) due to flooding from Hurricane Sandy, partially offset by losses related to the closure of the two properties in New York combined with expenses associated with the opening of *Clyde Frazier's Wine & Dine* in March 2012.

During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant.

General and administrative expenses (which relate solely to the corporate office in New York City) as a percentage of total revenues for the year ended September 28, 2013 increased as compared to the year ended September 29, 2012 primarily as a result of share-based compensation and professional fees related to the unsolicited bid made for the Company by Landry's, Inc. partially offset by the inclusion of our former President's severance in the prior period in connection with his resignation in December 2011.

Income Taxes

The provision for income taxes reflects federal income taxes calculated on a consolidated basis and state and local income taxes which are calculated on a separate entity basis. Most of the restaurants we own or manage are owned or managed by a separate legal entity.

For state and local income tax purposes, certain losses incurred by a subsidiary may only be used to offset that subsidiary's income, with the exception of the restaurants operating in the District of Columbia. Accordingly, our overall effective tax rate has varied depending on the level of income and losses incurred at individual subsidiaries.

Our overall effective tax rate in the future will be affected by factors such as the level of losses incurred at our New York City facilities which cannot be consolidated for state and local tax purposes, pre-tax income earned outside of New York City and the utilization of state and local net operating loss carry forwards. Nevada has no state income tax and other states in which we operate have income tax rates substantially lower in comparison to New York. In order to utilize more effectively tax loss carry forwards at restaurants that were unprofitable, we have merged certain profitable subsidiaries with certain loss subsidiaries.

The Revenue Reconciliation Act of 1993 provides tax credits to us for FICA taxes paid on tip income of restaurant service personnel. The net benefit to us was $531,000 and $564,000 in fiscal 2013 and 2012, respectively.

Liquidity and Capital Resources

Our primary source of capital has been cash provided by operations. We utilize cash generated from operations to fund the cost of developing and opening new restaurants, acquiring existing restaurants owned by others and remodeling existing restaurants we own; however, in recent years, we have utilized bank and other borrowings to finance specific transactions.

Net cash flow provided by operating activities for the year ended September 28, 2013 was $13,059,000, compared to $13,423,000 for the prior year. This decrease was primarily attributable to the decrease in operating income as discussed above, partially offset by changes in net working capital.

Net cash used in investing activities for the year ended September 28, 2013 was $10,380,000 and resulted primarily from the purchases of fixed assets at existing restaurants, the construction of the *Broadway Burger Bar and Grill* in Atlantic City, NJ, the purchase of the Florida membership interests and the investment in New Meadowlands Racetrack LLC.

Net cash used in investing activities for the year ended September 29, 2012 was $5,862,000 and resulted from the purchases of fixed assets at existing restaurants and the construction of *Clyde Frazier's Wine and Dine* in New York City offset by net proceeds from the sales of investment securities.

Net cash used in financing activities for the year ended September 28, 2013 of $2,636,000 resulted from the payment of dividends, principal payments on notes payable and distributions to non-controlling interests offset by proceeds of $3,000,000 from the issuance of a note payable to a bank.

Net cash used in financing activities for the year ended September 29, 2012 of $6,636,000 was principally used for the payment of dividends, purchase of treasury stock and distributions to non-controlling interests.

The Company had a working capital surplus of $306,000 at September 28, 2013 as compared to a working capital surplus of $4,061,000 at September 29, 2012. We believe that our existing cash balances, cash provided by operations and availability of bank borrowings, as needed, will be sufficient to meet our liquidity and capital spending requirements at least through the next 12 months.

On December 28, 2012, April 4, 2013, July 2, 2013 and October 8, 2013, the Company paid quarterly cash dividends in the amount of $0.25 per share on the Company's common stock. The Company intends to continue to pay such quarterly cash dividend for the foreseeable future, however, the payment of future dividends is at the discretion of the Company's Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors

On June 7, 2011, the Company entered into a 10-year exclusive agreement to manage a yet to be constructed restaurant and catering service at *Basketball City* in New York City in exchange for a fee of $1,000,000 (all of which was been paid as of September 29, 2012 and is included in Intangible Assets in the accompanying Consolidated Balance Sheet as of September 29, 2012). Under the terms of the agreement, the owner of the property was to construct the facility at their expense and the Company was to pay the owner an annual fee based on sales, as defined in the agreement. As of September 28, 2013, the owner had not delivered the facility to the Company and the parties executed a promissory note for repayment of the $1,000,000 exclusivity fee. The note bears interest at 4.0% per annum and is payable in 48 equal monthly installments of $22,579, commencing on December 1, 2013.

Restaurant Expansion

On March 18, 2011, a subsidiary of the Company entered into a lease agreement to operate a restaurant and bar in New York City named *Clyde Frazier's Wine and Dine*. In connection with the agreement, the landlord contributed $1,800,000 towards the construction of the property (which has been deferred over the lease term), which totaled approximately $7,000,000. The initial term of the lease for this facility expires on March 31, 2027 and has one five-year renewal. This restaurant opened during the second quarter of fiscal 2012 and, as a result, the Consolidated Statement of Income for the year ended September 29, 2012 includes approximately $1,800,000 of pre-opening and operating losses related to this property.

On November 28, 2012, a subsidiary of the Company entered into an agreement to design and lease a restaurant at the Tropicana Hotel and Casino in Atlantic City, NJ. The cost to construct this restaurant was approximately $1,500,000. The initial term of the lease for this facility expires June 7, 2023 and has two five-year renewals. The restaurant, *Broadway Burger Bar and Grill*, opened during the third quarter of fiscal 2013 and, as a result, the Consolidated Statement of Income for the year ended September 28, 2013 includes approximately $100,000 of pre-opening and early operating losses related to this property.

On November 22, 2013, the Company, through a wholly-owned subsidiary, Ark Rustic Inn LLC, entered into an Asset Purchase Agreement with W and O, Inc. to purchase the Rustic Inn Crab House, a restaurant and bar in Dania Beach, Florida, for $7,500,000 plus inventory. The acquisition is scheduled to close on or before February 28, 2014, subject to satisfactory completion of due diligence, execution of employment and non-competition agreements, Florida Liquor Authority approval and customary closing conditions.

The opening of a new restaurant is invariably accompanied by substantial pre-opening expenses and early operating losses associated with the training of personnel, excess kitchen costs, costs of supervision and other expenses during the pre-opening period and during a post-opening "shake out" period until operations can be considered to be functioning normally. The amount of such pre-opening expenses and early operating losses can generally be expected to depend upon the size and complexity of the facility being opened.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

We may take advantage of other opportunities we consider to be favorable, when they occur, depending upon the availability of financing and other factors.

Cost Method Investment

On March 12, 2013, the Company made a $4,200,000 investment in the New Meadowlands Racetrack LLC ("NMR") through its purchase of a membership interest in Meadowlands Newmark, LLC, an existing member of NMR. In conjunction with this investment, the Company also entered into a long-term agreement with NMR to provide food and beverage services for the new racing facilities at the Meadowlands Racetrack in northern New Jersey. NMR has a long-term lease with the State of New Jersey and the new facility opened in November 2013. The Company's agreement extends to any future development at the race track site. On November 19, 2013, the Company invested an additional $464,000 in NMR through a purchase of an additional membership interest in Meadowlands Newmark, LLC, resulting in a total ownership of 11.6%.

Recent Restaurant Dispositions and Charges

Lease Expirations – On July 8, 2011, the Company entered into an agreement with the landlord of The Grill Room property located in New York City, whereby in exchange for a payment of $350,000 the Company vacated the property on October 31, 2011. Such payment and the related loss on closure of the property, in the amount of $179,000, are included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012. This lease was scheduled to expire on December 31, 2011.

The Company was advised by the landlord that it would have to vacate the America property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011. The related loss on closure of this property, in the amount of $186,000, is included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012.

Discontinued Operations – Effective March 15, 2012, the Company vacated its food court operations at the MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, CT. The Company determined that it would not be able to operate this facility profitably at this location at the current rent. As a result, the Company recorded a disposal loss in the amount of $270,000, which was recorded during the second quarter of fiscal 2012, as well as operating losses of $155,000 for the year ended September 29, 2012, all of which are included in discontinued operations, net of tax, in the Consolidated Statement of Income for the year ended September 29, 2012. Included in Net Income Attributable to Non-controlling Interests in the accompanying Consolidated Statement of Income for the year ended September 29, 2012 are losses of $33,000 attributable to the limited partners in this property.

Other – On October 29, 2012, the Company suffered a flood at its Red and Sequoia properties located in New York, NY as a result of a hurricane. The Company did not reopen these properties as the underlying leases were due to expire in the second quarter of fiscal 2013. Losses related to the closure of these properties, in the amount of $256,000, are included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 28, 2013.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or cash flows for the periods presented in this report.

Below are listed certain policies that management believes are critical:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require our most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of our assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of our tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant. No impairment charges were necessary for the year ended September 28, 2013.

Leases

We recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the option. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. We record rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. Our judgments may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Deferred Income Tax Valuation Allowance

We provide such allowance due to uncertainty that some of the deferred tax amounts may not be realized. Certain items, such as state and local tax loss carryforwards, are dependent on future earnings or the availability of tax strategies. Future results could require an increase or decrease in the valuation allowance and a resulting adjustment to income in such period.

Goodwill and Trademarks

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks, which were acquired in connection with the *Durgin Park* acquisition, are considered to have an indefinite life. Goodwill and trademarks are not amortized, but are subject to impairment analysis at least once annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. At September 28, 2013, the Company performed both a qualitative and quantitative assessment of factors to determine whether further impairment testing is required. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 28, 2013. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events, management expertise and stability at key positions. Additional impairment analyses at future dates may be performed to determine if indicators of impairment are present, and if so, such amount will be determined and the associated charge will be recorded to the Consolidated Statements of Income.

Share-Based Compensation

The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. During fiscal 2012, options to purchase 251,500 shares of common stock were granted and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant. The Company did not grant any options during fiscal 2013. The Company generally issues new shares upon the exercise of employee stock options.

Recent Developments

On November 22, 2013, the Company, through a wholly-owned subsidiary, Ark Rustic Inn LLC, entered into an Asset Purchase Agreement with W and O, Inc. to purchase the Rustic Inn Crab House, a restaurant and bar in Dania Beach, Florida, for $7,500,000 plus inventory. The acquisition is scheduled to close on or before February 28, 2014, subject to satisfactory completion of due diligence, execution of employment and non-competition agreements, Florida Liquor Authority approval and customary closing conditions.

On November 19, 2013, the Company invested an additional $464,000 in the New Meadowlands Racetrack LLC ("NMR") through a purchase of an additional membership interest in Meadowlands Newmark, LLC, an existing member of NMR, resulting in a total ownership of 11.6%.

On December 4, 2013, the Board of Directors declared a quarterly dividend of $0.25 per share on the Company's common stock to be paid on December 30, 2013 to shareholders of record at the close of business on December 16, 2013.

Recently Adopted and Issued Accounting Standards

See Notes 1 and 2 of Notes to Consolidated Financial Statements for a description of recent accounting pronouncements, including those adopted in 2013 and the expected dates of adoption and the anticipated impact on the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Market For The Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our Common Stock, $.01 par value, is traded in the over-the-counter market on the Nasdaq National Market under the symbol "ARKR". The high and low sale prices for our Common Stock from October 2, 2011 through September 28, 2013 are as follows:

	High	Low
Calendar 2011		
Fourth Quarter	$ 14.64	$ 12.70
Calendar 2012		
First Quarter	16.40	13.30
Second Quarter	16.20	14.09
Third Quarter	16.85	14.13
Fourth Quarter	17.14	15.61
Calendar 2013		
First Quarter	21.64	16.77
Second Quarter	21.97	20.23
Third Quarter	22.25	20.05

Dividend Policy

On December 7, 2011, March 7, 2012, May 29, 2012, September 4, 2012, November 29, 2012, March 6, 2013, June 12, 2013 and September 17, 2013 our Board of Directors declared quarterly cash dividends in the amount of $0.25 per share. We intend to continue to pay such quarterly cash dividends for the foreseeable future; however, the payment of future dividends is at the discretion of our Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Ark Restaurants Corp.

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and Subsidiaries as of September 28, 2013 and September 29, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended September 28, 2013. Ark Restaurants Corp. and Subsidiaries' management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ark Restaurants Corp. and Subsidiaries as of September 28, 2013 and September 29, 2012, and their consolidated results of operations and cash flows for each of the years in the two-year period ended September 28, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Jericho, New York
December 23, 2013

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amounts)

	September 28, 2013	September 29, 2012
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (includes $637 at September 28, 2013 and $714 at September 29, 2012 related to VIEs)	$ 8,748	$ 8,705
Short-term investments in available-for-sale securities	-	75
Accounts receivable (includes $317 at September 28, 2013 and $1,776 at September 29, 2012 related to VIEs)	2,712	3,790
Employee receivables	346	339
Inventories (includes $16 at September 28, 2013 and $28 at September 29, 2012 related to VIEs)	1,579	1,567
Prepaid and refundable income taxes (includes $163 at September 28, 2013 and $235 at September 29, 2012 related to VIEs)	567	985
Prepaid expenses and other current assets (includes $13 at September 28, 2013 and September 29, 2012 related to VIEs)	1,038	1,087
Current portion of note receivable	226	-
Total current assets	15,216	16,548
FIXED ASSETS - Net (includes $89 at September 28, 2013 and $3,189 at September 29, 2012 related to VIEs)	25,017	26,194
NOTE RECEIVABLE, LESS CURRENT PORTION	774	-
INTANGIBLE ASSETS - Net	13	1,021
GOODWILL	4,813	4,813
TRADEMARKS	721	721
DEFERRED INCOME TAXES	4,806	4,960
OTHER ASSETS (includes $71 at September 28, 2013 and September 29, 2012 related to VIEs)	5,098	907
TOTAL ASSETS	$ 56,458	$ 55,164
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade (includes $70 at September 28, 2013 and $153 at September 29, 2012 related to VIEs)	$ 2,758	$ 2,729
Accrued expenses and other current liabilities (includes $140 at September 28, 2013 and $1,950 at September 29, 2012 related VIEs)	9,275	8,873
Dividend payable	814	-
Current portion of notes payable	2,063	885
Total current liabilities	14,910	12,487
OPERATING LEASE DEFERRED CREDIT	4,606	4,650
NOTES PAYABLE, LESS CURRENT PORTION	1,594	1,240
TOTAL LIABILITIES	21,110	18,377
COMMITMENTS AND CONTINGENCIES		
EQUITY:		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued, 4,610 shares at at September 28, 2013 and 4,601 shares at September 29, 2012; outstanding, 3,254 shares at September 28, 2013 and 3,245 shares at September 29, 2012	46	46
Additional paid-in capital	22,978	23,410
Retained earnings	22,950	22,372
	45,974	45,828
Less treasury stock, at cost, of 1,356 shares at September 28, 2013 and September 29, 2012	(13,220)	(13,220)
Total Ark Restaurants Corp. shareholders' equity	32,754	32,608
NON-CONTROLLING INTERESTS	2,594	4,179
TOTAL EQUITY	35,348	36,787
TOTAL LIABILITIES AND EQUITY	$ 56,458	$ 55,164

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

	Year Ended September 28, 2013	Year Ended September 29, 2012
REVENUES:		
Food and beverage sales	$ 129,122	$ 136,914
Other revenue	1,476	1,114
Total revenues	130,598	138,028
COSTS AND EXPENSES:		
Food and beverage cost of sales	32,791	35,157
Payroll expenses	42,488	43,406
Occupancy expenses	17,533	17,702
Other operating costs and expenses	17,085	17,915
General and administrative expenses	9,792	9,368
Impairment loss from write-down of long-lived assets	-	379
Depreciation and amortization	4,303	4,110
Total costs and expenses	123,992	128,037
OPERATING INCOME	6,606	9,991
OTHER (INCOME) EXPENSE:		
Interest expense	62	23
Interest income	-	(33)
Other income, net	(508)	(454)
Total other income, net	(446)	(464)
INCOME BEFORE PROVISION FOR INCOME TAXES	7,052	10,455
Provision for income taxes	1,941	3,013
INCOME FROM CONTINUING OPERATIONS	5,111	7,442
Loss from discontinued operations, net of tax	-	(292)
CONSOLIDATED NET INCOME	5,111	7,150
Net income attributable to non-controlling interests	(1,286)	(1,661)
NET INCOME ATTRIBUTABLE TO ARK RESTAURANTS CORP.	$ 3,825	$ 5,489
AMOUNTS ATTRIBUTABLE TO ARK RESTAURANTS CORP.:		
Income from continuing operations	$ 3,825	$ 5,748
Loss from discontinued operations, net of tax	-	(259)
Net income	$ 3,825	$ 5,489
NET INCOME (LOSS) PER ARK RESTAURANTS CORP. COMMON SHARE:		
From continuing operations:		
Basic	$ 1.18	$ 1.75
Diluted	$ 1.13	$ 1.73
From discontinued operations:		
Basic	$ -	$ (0.08)
Diluted	$ -	$ (0.08)
From net income:		
Basic	$ 1.18	$ 1.67
Diluted	$ 1.13	$ 1.65
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic	3,246	3,292
Diluted	3,371	3,327

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended	
	September 28, 2013	September 29, 2012
Consolidated net income	$ 5,111	$ 7,150
Other comprehensive loss, net of taxes:		
Unrealized loss on available-for-sale securities	-	(3)
Total other comprehensive loss, net of taxes	-	(3)
Comprehensive income	5,111	7,147
Comprehensive income attributable to non-controlling interests	(1,286)	(1,661)
Comprehensive income attributable to Ark Restaurants Corp.	$ 3,825	$ 5,486

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED SEPTEMBER 28, 2013 AND SEPTEMBER 29, 2012
(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Stock Option Receivable	Treasury Stock	Total Ark Restaurants Corp. Shareholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount								
BALANCE - October 1, 2011	4,601	$ 46	$ 23,302	$ 3	$ 20,128	$ (29)	$ (10,095)	$ 33,355	$ 4,831	$ 38,186
Net income	-	-	-	-	5,489	-	-	5,489	1,661	7,150
Unrealized loss on available-for-sale securities	-	-	-	(3)	-	-	-	(3)	-	(3)
Write-off of stock option receivable	-	-	-	-	-	29	-	29	-	29
Purchase of treasury stock	-	-	-	-	-	-	(3,125)	(3,125)	-	(3,125)
Stock-based compensation	-	-	108	-	-	-	-	108	-	108
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(2,313)	(2,313)
Payment of dividends - $1.00 per share	-	-	-	-	(3,245)	-	-	(3,245)	-	(3,245)
BALANCE - September 29, 2012	4,601	46	23,410	-	22,372	-	(13,220)	32,608	4,179	36,787
Net income	-	-	-	-	3,825	-	-	3,825	1,286	5,111
Exercise of stock options	9	-	121	-	-	-	-	121	-	121
Tax benefit on exercise of stock options	-	-	44	-	-	-	-	44	-	44
Purchase of member interests in subsidiary	-	-	(2,685)	-	-	-	-	(2,685)	(280)	(2,965)
Tax benefit of purchase of member interests in subsidiary	-	-	1,080	-	-	-	-	1,080	-	1,080
Elimination of non-controlling interest in discontinued operation	-	-	691	-	-	-	-	691	(691)	-
Stock-based compensation	-	-	317	-	-	-	-	317	-	317
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(1,900)	(1,900)
Paid and accrued dividends - $1.00 per share	-	-	-	-	(3,247)	-	-	(3,247)	-	(3,247)
BALANCE - September 28, 2013	4,610	$ 46	$ 22,978	$ -	$ 22,950	$ -	$ (13,220)	$ 32,754	$ 2,594	$ 35,348

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended September 28, 2013	Year Ended September 29, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net income	$ 5,111	$ 7,150
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Impairment loss from write-down of long-lived assets	-	379
Write-off of notes receivable from former president	-	66
Loss on closure of restaurants	256	365
Loss on disposal of discontinued operation	-	270
Deferred income taxes	1,234	2,293
Stock-based compensation	317	108
Depreciation and amortization	4,303	4,110
Operating lease deferred charge (credit)	(44)	1,409
Changes in operating assets and liabilities:		
Accounts receivable	1,078	(112)
Inventories	(103)	(232)
Prepaid, refundable and accrued income taxes	418	(1,129)
Prepaid expenses and other current assets	(51)	(675)
Other assets	109	(14)
Accounts payable - trade	29	207
Accrued expenses and other liabilities	402	(772)
Net cash provided by operating activities	13,059	13,423
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(3,283)	(7,995)
Purchase of management rights	-	(400)
Loans and advances made to employees	(124)	(175)
Payments received on employee receivables	117	87
Purchase of member interests in subsidiary	(2,965)	-
Purchase of member interest in New Meadowlands Racetrack LLC	(4,200)	-
Purchases of investment securities	-	(441)
Proceeds from sales of investment securities	75	3,062
Net cash used in investing activities	(10,380)	(5,862)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of note payable	3,000	-
Principal payments on notes payable	(1,468)	(78)
Dividends paid	(2,433)	(3,245)
Proceeds from issuance of stock upon exercise of stock options	121	-
Excess tax benefits related to stock-based compensation	44	-
Purchase of treasury shares	-	(1,000)
Distributions to non-controlling interests	(1,900)	(2,313)
Net cash used in financing activities	(2,636)	(6,636)
NET INCREASE IN CASH AND CASH EQUIVALENTS	43	925
CASH AND CASH EQUIVALENTS, Beginning of year	8,705	7,780
CASH AND CASH EQUIVALENTS, End of year	$ 8,748	$ 8,705
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ 62	$ 23
Income taxes	$ 379	$ 2,363
Non-cash investing activity:		
Note payable in connection with purchase of treasury shares	$ -	$ 2,125
Tax benefit of purchase of member interests in subsidiary	$ 1,080	$ -
Liquidation of non-controlling interest in discontinued operation	$ 691	$ -
Conversion of intangible asset to note receivable	$ 1,000	$ -
Non-cash financing activity:		
Accrued dividend	$ 814	$ -

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of September 28, 2013, Ark Restaurants Corp. and Subsidiaries (the "Company") owned and operated 20 restaurants and bars, 22 fast food concepts and catering operations, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customers and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

The Company operates five restaurants in New York City, three in Washington, D.C., seven in Las Vegas, Nevada, three in Atlantic City, New Jersey, one at the Foxwoods Resort Casino in Ledyard, Connecticut and one in Boston, Massachusetts. The Las Vegas operations include five restaurants within the New York-New York Hotel & Casino Resort and operation of the hotel's room service, banquet facilities, employee dining room and six food court concepts; one bar within the Venetian Casino Resort as well as three food court concepts; and one restaurant within the Planet Hollywood Resort and Casino. In Atlantic City, New Jersey, the Company operates a restaurant and a bar in the Resorts Atlantic City Hotel and Casino and a restaurant and bar at the Tropicana Hotel and Casino. The operation at the Foxwoods Resort Casino consists of one fast food concept and a restaurant. In Boston, Massachusetts, the Company operates a restaurant in the Faneuil Hall Marketplace. The Florida operations under management include five fast food facilities in Tampa, Florida and seven fast food facilities in Hollywood, Florida, each at a Hard Rock Hotel and Casino.

Basis of Presentation — The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America ("GAAP"). The Company's reporting currency is the United States dollar.

Accounting Period — The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 28, 2013 and September 29, 2012 included 52 weeks.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management's most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of its tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of Ark Restaurants Corp. and all of its wholly-owned subsidiaries, partnerships and other entities in which it has a controlling interest. Also included in the consolidated financial statements are certain variable interest entities ("VIEs"). All significant intercompany balances and transactions have been eliminated in consolidation.

Non-Controlling Interests — Non-controlling interests represent capital contributions, income and loss attributable to the shareholders of less than wholly-owned and consolidated entities.

Seasonality — The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents, investments, receivables, accounts payable, and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of notes receivable and payable are determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such debt.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, deposits with banks and highly liquid investments generally with original maturities of three months or less. Outstanding checks in excess of account balances, typically vendor payments, payroll and other contractual obligations disbursed after the last day of a reporting period are reported as a current liability in the accompanying consolidated balance sheets.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits.

For the years ended September 28, 2013 and September 29, 2012, the Company made purchases from one vendor that accounted for approximately 12% and 13%, respectively, of total purchases in each year.

Accounts Receivable — Accounts receivable is primarily comprised of normal business receivables such as credit card receivables that are paid off in a short period of time and amounts due from the hotels operators where the Company has a location, and are recorded when the products or services have been delivered. The Company reviews the collectability of its receivables on an ongoing basis, and provides for an allowance when it considers the entity unable to meet its obligation.

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of food and beverages, merchandise for sale and other supplies.

Revenue Recognition — Company-owned restaurant sales are comprised almost entirely of food and beverage sales. The Company records revenue at the time of the purchase of products by customers. Included in Other Revenues are purchase service fees which represent commissions earned by a subsidiary of the Company for providing purchasing services to other restaurant groups.

The Company offers customers the opportunity to purchase gift certificates. At the time of purchase by the customer, the Company records a gift certificate liability for the face value of the certificate purchased. The Company recognizes the revenue and reduces the gift certificate liability when the certificate is redeemed. The Company does not reduce its recorded liability for potential non-use of purchased gift cards. The Company also issues gift cards to service providers and to others for no consideration. Costs associated with these issuances are recognized at the time of redemption.

Additionally, the Company presents sales tax on a net basis in its consolidated financial statements.

Fixed Assets — Leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 30 years. For leases with renewal periods at the Company's option, if failure to exercise a renewal option imposes an economic penalty to the Company, management may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of appropriate estimated useful lives. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major replacements and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Income.

The Company includes in construction in progress improvements to restaurants that are under construction. Once the projects have been completed, the Company begins depreciating and amortizing the assets. Start-up costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

Intangible Assets — Intangible assets consist principally of purchased leasehold rights, operating rights and covenants not to compete. Costs associated with acquiring leases and subleases, principally purchased leasehold rights, and operating rights have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements, which range from 9 to 20 years. Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period, typically five years.

Long-lived Assets — Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis. No impairment charges were necessary for the year ended September 28, 2013. See Note 6 for a discussion of impairment charges for long-lived assets recorded in fiscal 2012.

Goodwill and Trademarks — Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks, which were acquired in connection with the *Durgin Park* acquisition, are considered to have an indefinite life. Goodwill and trademarks are not amortized, but are subject to impairment analysis at least once annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. At September 28, 2013, the Company performed both a qualitative and quantitative assessment of factors to determine whether further impairment testing is required. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 28, 2013. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events, management expertise and stability at key positions. Additional impairment analyses at future dates may be performed to determine if indicators of impairment are present, and if so, such amount will be determined and the associated charge will be recorded to the Consolidated Statements of Income.

Leases — The Company recognizes rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company would incur an economic penalty for not exercising the option. Tenant allowances are included in the straight-line calculations and are being deferred over the lease term and reflected as a reduction in rent expense. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. The Company records rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. The judgments of the Company may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Occupancy Expenses — Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Defined Contribution Plans — The Company offers a defined contribution savings plan (the "Plan") to all of its full-time employees. Eligible employees may contribute pre-tax amounts to the Plan subject to the Internal Revenue Code limitations. Company contributions to the Plan are at the discretion of the Board of Directors. During the years ended September 28, 2013 and September 29, 2012, the Company did not make any contributions to the Plan.

Income Taxes — Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Non-controlling interests relating to the income or loss of consolidated partnerships includes no provision for income taxes as any tax liability related thereto is the responsibility of the individual minority investors.

Income Per Share of Common Stock — Basic net income per share is calculated on the basis of the weighted average number of common shares outstanding during each period. Diluted net income per share reflects the additional dilutive effect of potentially dilutive shares (principally those arising from the assumed exercise of stock options).

Share-based Compensation — The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Upon exercise of options, excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

During fiscal 2012, options to purchase 251,500 shares of common stock were granted at an exercise price of $14.40 per share and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant. Such options had an aggregate grant date fair value of approximately $646,000. The Company did not grant any options during the fiscal year 2013. The Company generally issues new shares upon the exercise of employee stock options.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of the Company's stock, the expected life of the options and the risk free interest rate. The assumptions used for the 2012 grant include a risk free interest rate of 1.67%, volatility of 36.2%, a dividend yield of 6.13% and an expected life of 6.25 years.

New Accounting Standards Adopted in Fiscal 2013 — In June 2011, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance on the presentation of other comprehensive income. The new guidance eliminated the option to present the components of other comprehensive income as part of the statement of changes in equity. Instead, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new accounting guidance became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. Full retrospective application is required. The adoption of this guidance did not have a material impact on the Company's financial statements, and the statements of comprehensive income were presented as a separate consecutive statement following the Consolidated Statements of Income.

New Accounting Standards Not Yet Adopted — In December 2011, the FASB issued amended standards to increase the prominence of offsetting assets and liabilities reported in financial statements. These amendments require an entity to disclose information about offsetting and the related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. These revised standards are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods are to be retrospectively applied. These amended standards may require additional footnote disclosures for these enhancements; however they will not affect our consolidated financial position or results of operations.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance. This guidance is effective for fiscal years ending after December 15, 2014 and is required to be applied retrospectively to all prior periods presented for those obligations that existed upon adoption. The Company does not expect the adoption this guidance to have a significant impact on its consolidated financial condition or results of operations.

In July 2013, the FASB issued new accounting guidance which requires entities to present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent the net operating loss carryforwards or tax credit carryforwards are not available to be used at the reporting date to settle additional income taxes, and the entity does not intend to use them for this purpose. The new accounting guidance is consistent with how the Company has historically accounted for unrecognized tax benefits, therefore the Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

2. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Upon adoption of the accounting guidance for VIEs on October 3, 2010, the Company determined that it was the primary beneficiary of two VIEs which had not been previously consolidated, Ark Hollywood/Tampa Investment, LLC and Ark Connecticut Investment, LLC, as the guidance requires that a single party (including its related parties and de facto agents) be able to exercise their rights to remove the decision maker in order for the "kick-out" rights to be considered substantive. Previously, a simple majority of owners that could exercise kick-out rights was considered a substantive right. This change resulted in the need for consolidation.

During the year ended September 28, 2013, the Company purchased an additional 14.39% of the membership interests of Ark Hollywood/Tampa Investment, LLC, directly from the individuals that held such interests, for an aggregate consideration of $2,964,512. In connection with this transaction, the Company recorded a reduction to additional paid-in capital of $2,684,896 representing the excess of the amount paid over the carrying value ($279,616) of the non-controlling interests acquired as the acquisition of an additional interest in a less than wholly-owned subsidiary where control is maintained is treated as an equity transaction. In addition, the Company also recorded an increase to additional paid-in capital in the amount of $1,079,591 representing the related deferred tax benefit of the transaction.

As a result of the above, Ark Hollywood/Tampa Investment, LLC is no longer considered a VIE as the Company now owns 64.39% of the voting membership interests. However, the Company continues to consolidate this entity as a result of its majority ownership. Accordingly, the following disclosures associated with the

Company's VIEs do not include Ark Hollywood/Tampa Investment, LLC as of September 28, 2013:

	September 28, 2013	September 29, 2012
	(in thousands)	
Cash and cash equivalents	$ 637	$ 714
Accounts receivable	317	1,776
Inventories	16	28
Prepaid income taxes	163	235
Prepaid expenses and other current assets	13	13
Due from Ark Restaurants Corp. and affiliates (1)	157	288
Fixed assets, net	89	3,189
Other long-term assets	71	71
Total assets	$ 1,463	$ 6,314
Accounts payable	$ 70	$ 153
Accrued expenses and other liabilities	140	1,950
Total liabilities	210	2,103
Equity of variable interest entities	1,253	4,211
Total liabilities and equity	$ 1,463	$ 6,314

(1) Amounts due from Ark Restaurants Corp. and affiliates are eliminated upon consolidation.

The liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets.

3. RECENT RESTAURANT EXPANSION

On March 18, 2011, a subsidiary of the Company entered into a lease agreement to operate a restaurant and bar in New York City named *Clyde Frazier's Wine and Dine*. In connection with the agreement, the landlord contributed $1,800,000 towards the construction of the property (which has been deferred over the lease term), which totaled approximately $7,000,000. The initial term of the lease for this facility expires on March 31, 2027 and has one five-year renewal. This restaurant opened during the second quarter of fiscal 2012 and, as a result, the Consolidated Statement of Income for the year ended September 29, 2012 includes approximately $1,800,000 of pre-opening and early operating losses related to this property.

On November 28, 2012, a subsidiary of the Company entered into an agreement to design and lease a restaurant at the Tropicana Hotel and Casino in Atlantic City, NJ. The cost to construct this restaurant was approximately $1,500,000. The initial term of the lease for this facility expires June 7, 2023 and has two five-year renewals. The restaurant, *Broadway Burger Bar and Grill*, opened during the third quarter of fiscal 2013 and, as a result, the Consolidated Statement of Income for the year ended September 28, 2013 includes approximately $100,000 of pre-opening and early operating losses related to this property.

4. RECENT RESTAURANT DISPOSITIONS

Lease Expirations – On July 8, 2011, the Company entered into an agreement with the landlord of *The Grill Room* property located in New York City, whereby in exchange for a payment of $350,000 the Company vacated the property on October 31, 2011. Such payment and the related loss on closure of the property, in the amount of $179,000, are included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012. This lease expired on December 31, 2011.

The Company was advised by the landlord that it would have to vacate the *America* property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011. The related loss on closure of this property, in the amount of $186,000, is included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 29, 2012.

Discontinued Operations – Effective March 15, 2012, the Company vacated its food court operations at the *MGM Grand Casino at the Foxwoods Resort Casino* in Ledyard, CT. The Company determined that it would not be able to operate this facility profitably at this location at the current rent. As a result, the Company recorded a disposal loss in the amount of $270,000, which was recorded during the second quarter of fiscal 2012, as well as operating losses of $155,000 for the year ended September 29, 2012, all of which are included in discontinued operations, net of tax, in the Consolidated Statement of Income for the year ended September 29, 2012. Included in the Net Income Loss Attributable to Non-controlling Interests in the accompanying Consolidated Statement of Income for the year ended September 29, 2012 are losses of $33,000 attributable to the limited partners in this property.

The results of discontinued operations were as follows:

	Year Ended	
	September 28, 2013	September 29, 2012
	(In thousands)	
Revenues	$ -	$ 910
Costs and expenses	-	1,335
Loss before income taxes	-	(425)
Income tax benefit	-	(133)
Net loss	$ -	$ (292)

Other – On October 29, 2012, the Company suffered a flood at its Red and Sequoia properties located in New York, NY as a result of a hurricane. The Company did not reopen these properties as the underlying leases were due to expire in the second quarter of fiscal 2013. Losses related to the closure of these properties, in the amount of $256,000, are included in Other Operating Costs and Expenses in the Consolidated Statement of Income for the year ended September 28, 2013.

5. COST METHOD INVESTMENT

On March 12, 2013, the Company made a $4,200,000 investment in the New Meadowlands Racetrack LLC ("NMR") through its purchase of a membership interest in Meadowlands Newmark, LLC, an existing member of NMR. In conjunction with this investment, the Company also entered into a long-term agreement with NMR to provide food and beverage services for the new racing facilities at the Meadowlands Racetrack in northern New Jersey. NMR has a long-term lease with the State of New Jersey and the new facility opened in November 2013. The Company's agreement extends to any future development at the race track site.

This investment has been accounted for based on the cost method and is included in Other Assets in the accompanying Consolidated Balance Sheet at September 28, 2013. The Company periodically reviews its investments for impairment. If the Company determines that an other-than-temporary impairment has occurred, it will write-down the investment to its fair value. No indication of impairment was noted as of September 28, 2013.

6. FIXED ASSETS

Fixed assets consist of the following:

	September 28, 2013	September 29, 2012
	(In thousands)	
Leasehold improvements	$ 41,987	$ 41,028
Furniture, fixtures and equipment	33,249	34,161
	75,236	75,189
Less: accumulated depreciation and amortization	50,219	48,995
	$ 25,017	$ 26,194

Depreciation and amortization expense related to fixed assets for the years ended September 28, 2013 and September 29, 2012 was $4,295,000 and $4,102,000, respectively.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended September 29, 2012, the Company recorded a charge of $379,000 to impair the leasehold improvements and equipment of an underperforming restaurant. No impairment charges were necessary for the year ended September 28, 2013.

7. NOTE RECEIVABLE

On June 7, 2011, the Company entered into a 10-year exclusive agreement to manage a yet to be constructed restaurant and catering service at *Basketball City* in New York City in exchange for a fee of $1,000,000 (all of which was paid as of September 29, 2012 and is included in Intangible Assets in the accompanying Consolidated Balance Sheet as of September 29, 2012). Under the terms of the agreement the owner of the property was to construct the facility at their expense and the Company was to pay the owner an annual fee based on sales, as defined in the agreement. As of September 28, 2013, the owner had not delivered the facility to the Company and the parties executed a promissory note for repayment of the $1,000,000 exclusivity fee. The note bears interest at 4.0% per annum and is payable in 48 equal monthly installments of $22,579, commencing on December 1, 2013.

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 28, 2013	September 29, 2012
	(In thousands)	
Purchased leasehold rights (a)	$ 2,343	$ 2,343
Operating rights (b)	-	1,000
Noncompete agreements and other	283	283
	2,626	3,626
Less accumulated amortization	2,613	2,605
Total intangible assets	$ 13	$ 1,021

(a) Purchased leasehold rights arose from acquiring leases and subleases of various restaurants.

(b) Amounts paid in connection with *Basketball City* agreement and converted to a note receivable in fiscal 2013 – see Note 7.

Amortization expense related to intangible assets for each of the years ended September 28, 2013 and September 29, 2012 was $8,000.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 28, 2013	September 29, 2012
	(In thousands)	
Sales tax payable	$ 783	$ 852
Accrued wages and payroll related costs	1,435	1,475
Customer advance deposits	3,356	2,811
Accrued occupancy, gift cards and other operating expenses	3,701	3,735
	$ 9,275	$ 8,873

10. NOTES PAYABLE

Treasury Stock Repurchase – On December 12, 2011, the Company, in a private transaction, purchased 250,000 shares of its common stock at a price of $12.50 per share, or a total of $3,125,000. Upon the closing of the purchase, the Company paid the seller $1,000,000 in cash and issued an unsecured promissory note to the seller for $2,125,000. The note bears interest at 0.19% per annum, and is payable in 24 equal monthly installments of $88,541, commencing on December 1, 2012. As of September 28, 2013, the outstanding note payable balance was approximately $1,240,000.

Bank – On February 25, 2013, the Company issued a promissory note, secured by all assets of the Company, to a bank for $3,000,000. The note bears interest at LIBOR plus 3.0% per annum, and is payable in 36 equal monthly installments of $83,333, commencing on March 25, 2013. As of September 28, 2013, the outstanding balance of this note payable was approximately $2,417,000. The agreement provides, among other things, that the Company meet minimum quarterly tangible net worth amounts, as defined, and minimum annual net income amounts, and contains customary representations, warranties and affirmative covenants. The agreement also contains customary negative covenants, subject to negotiated exceptions, on liens, relating to other indebtedness, capital expenditures, liens, affiliate transactions, disposal of assets and certain changes in ownership. The Company was in compliance with all debt covenants as of September 28, 2013.

As of September 28, 2013, the aggregate amounts of notes payable maturing in the next three years are as follows:

2014	$	2,063
2015		1,174
2016		420
Total	$	3,657

11. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2032. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurants' sales in excess of stipulated amounts at such facility and in one instance based on profits.

As of September 28, 2013, future minimum lease payments under noncancelable leases are as follows:

Fiscal Year		**Amount** (In thousands)
2014	$	8,289
2015		7,623
2016		7,056
2017		5,811
2018		3,929
Thereafter		22,538
Total minimum payments	$	55,246

In connection with certain of the leases included in the table above, the Company obtained and delivered irrevocable letters of credit in the aggregate amount of approximately $388,000 as security deposits under such leases.

Rent expense from continuing operations was approximately $14,117,000 and $14,619,000 for the fiscal years ended September 28, 2013 and September 29, 2012, respectively. Contingent rentals, included in rent expense, were approximately $4,811,000 and $5,055,000 for the fiscal years ended September 28, 2013 and September 29, 2012, respectively.

Legal Proceedings — In the ordinary course its business, the Company is a party to various lawsuits arising from accidents at its restaurants and worker's compensation claims, which are generally handled by the Company's insurance carriers. The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. Management believes, based in part on the advice of counsel, that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

12. STOCK OPTIONS

The Company has options outstanding under two stock option plans, the 2004 Stock Option Plan (the "2004 Plan") and the 2010 Stock Option Plan (the "2010 Plan"), which was approved by shareholders in the second quarter of 2010. Effective with this approval, the Company terminated the 2004 Plan. This action terminated the 400 authorized but unissued options under the 2004 Plan, but it did not affect any of the options previously issued under the 2004 Plan. Options granted under the 2004 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant.

The 2010 Stock Option Plan is the Company's only equity compensation plan currently in effect. Under the 2010 Stock Option Plan, 500,000 options were authorized for future grant. Options granted under the 2010 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant.

During fiscal 2012, options to purchase 251,500 shares of common stock were granted and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant. No options were granted during the fiscal year ended September 28, 2013.

The following table summarizes stock option activity under all plans:

	2013			2012		
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, beginning of year	648,100	$ 19.56		396,600	$ 22.82	
Options:						
Granted	-			251,500	$ 14.40	
Exercised	(9,300)	$ 13.11		-		
Canceled or expired	(15,700)	$ 17.87		-		
Outstanding and expected to vest, end of year (a)	623,100	$ 19.69	$3,264,802	648,100	$ 19.56	$ 1,415,116
Exercisable, end of year (a)	503,950	$ 20.95	$2,396,199	396,600	$ 22.82	$ 798,941
Weighted average remaining contractual life	5.5 Years			6.5 Years		
Shares available for future grant	248,500			248,500		

(a) Options become exercisable at various times and expire at various dates through 2022.

The following table summarizes information about stock options outstanding as of September 28, 2013 (shares in thousands):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining contractual life (in years)
$12.04	158,300	$ 12.04	5.6	158,300	$ 12.04	5.6
$14.40	238,300	$ 14.40	8.7	119,150	$ 14.40	8.7
$29.60	136,500	$ 29.60	1.2	136,500	$ 29.60	1.2
$32.15	90,000	$ 32.15	3.2	90,000	$ 32.15	3.2
	623,100	$ 19.69	5.5	503,950	$ 20.95	4.7

Compensation cost charged to operations for the fiscal years ended September 28, 2013 and September 29, 2012 for share-based compensation programs was approximately $317,000 and $108,000, respectively. The compensation cost recognized is classified as a general and administrative expense in the Consolidated Statements of Income.

As of September 28, 2013, there was approximately $221,000 of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a period of approximately one year.

13. INCOME TAXES

The provision for income taxes attributable to continuing operations consists of the following:

	Year Ended	
	September 28, 2013	September 29, 2012
	(In thousands)	
Current provision:		
Federal	$ 518	$ 469
State and local	188	251
	706	720
Deferred provision:		
Federal	984	3,140
State and local	251	(847)
	1,235	2,293
	$ 1,941	$ 3,013

The effective tax rate differs from the U.S. income tax rate as follows:

	Year Ended			
	September 28, 2013		September 29, 2012	
	(In thousands)			
Provision at Federal statutory rate (34% in 2013 and 2012)	$	2,398	$	3,555
State and local income taxes, net of tax benefits		265		312
Tax credits		(531)		(565)
Income attributable to non-controlling interest		(437)		(576)
Other		246		287
	$	1,941	$	3,013

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 28, 2013		September 29, 2012	
	(In thousands)			
Long-term deferred tax assets (liabilities):				
State net operating loss carryforwards	$	3,665	$	3,357
Operating lease deferred credits		974		1,069
Depreciation and amortization		(464)		(358)
Deferred compensation		1,524		1,431
Partnership investments		(460)		(413)
Other		95		108
Total long-term deferred tax assets		5,334		5,194
Valuation allowance		(528)		(234)
Total net deferred tax assets	$	4,806	$	4,960

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The deferred tax valuation allowance of $528,000 and $234,000 as of September 28, 2013 and September 29, 2012, respectively, was attributable to state and local net operating loss carryforwards which are not realizable on a more-likely-than-not basis.

A reconciliation of the beginning and ending amount of unrecognized tax benefits excluding interest and penalties is as follows:

	September 28, 2013	September 29, 2012
	(In thousands)	
Balance at beginning of year	$ 209	$ 209
Reductions due to settlements with taxing authorities	(31)	-
Reductions as a result of a lapse of the statute of limitations	(16)	-
Interest accrued during the current year	-	-
Balance at end of year	$ 162	$ 209

The entire amount of unrecognized tax benefits if recognized would reduce our annual effective tax rate. As of September 28, 2013, the Company accrued approximately $96,000 of interest and penalties. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems.

The Company files tax returns in the U.S. and various state and local jurisdictions with varying statutes of limitations. An examination of the Company's Federal tax returns for the fiscal years 2008 and 2009 was recently completed by the Internal Revenue Service and did not result in a material adjustment to the Company's consolidated financial position or results of operations. The 2010, 2011 and 2012 fiscal years remain subject to examination by the Internal Revenue Service. The 2009 through 2012 fiscal years generally remain subject to examination by most state and local tax authorities.

14. OTHER INCOME

Other income consists of the following:

	Year Ended	
	September 28, 2013	September 29, 2012
	(In thousands)	
Video arcade sales	$ 22	$ 74
Other rentals	5	35
Insurance proceeds	393	325
Other	88	20
	$ 508	$ 454

15. INCOME PER SHARE OF COMMON STOCK

A reconciliation of the numerators and denominators of the basic and diluted per share computations for the fiscal years ended September 28, 2013 and September 29, 2012 follows:

	Net Income (Loss) Attributable to Ark Restaurants Corp. (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Year ended September 28, 2013			
From continuing operations:			
Basic EPS	$ 3,825	3,246	$ 1.18
Stock options	-	125	(0.05)
Diluted EPS	$ 3,825	3,371	$ 1.13
From discontinued operations:			
Basic EPS	$ -	3,246	$ -
Stock options	-	125	-
Diluted EPS	$ -	3,371	$ -
From net income:			
Basic EPS	$ 3,825	3,246	$ 1.18
Stock options	-	125	(0.05)
Diluted EPS	$ 3,825	3,371	$ 1.13
Year ended September 29, 2012			
From continuing operations:			
Basic EPS	$ 5,748	3,292	$ 1.75
Stock options	-	35	(0.02)
Diluted EPS	$ 5,748	3,327	$ 1.73
From discontinued operations:			
Basic EPS	$ (259)	3,292	$ (0.08)
Stock options	-	35	-
Diluted EPS	$ (259)	3,327	$ (0.08)
From net income:			
Basic EPS	$ 5,489	3,292	$ 1.67
Stock options	-	35	(0.02)
Diluted EPS	$ 5,489	3,327	$ 1.65

For the year ended September 28, 2013, options to purchase 158,300 shares of common stock at a price of $12.04 and options to purchase 238,300 shares of common stock at a price of $14.40 were included in diluted earnings per share. Options to purchase 136,500 shares of common stock at a price of $29.60 and options to purchase 90,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be anti-dilutive.

For the year ended September 29, 2012, options to purchase 166,100 shares of common stock at a price of $12.04 and options to purchase 251,500 shares of common stock at a price of $14.40 were included in diluted earnings per share. Options to purchase 140,500 shares of common stock at a price of $29.60 and options to purchase 90,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be anti-dilutive.

16. RELATED PARTY TRANSACTIONS

The Company's former President and Chief Operating Officer resigned effective January 1, 2012. In connection therewith, the Company forgave loans due totaling $66,000 ($29,000 for stock option exercises receivable and $37,000 for other loans) and has recorded additional compensation in the amount of $475,400 in accordance with his separation agreement and release. Such amounts are included in General and Administrative Expenses in the Consolidated Statement of Income for the year ended September 29, 2012.

Receivables due from the former President, excluding stock option receivables, totaled $37,000 at October 1, 2011. Such amount was forgiven during the year ended September 29, 2012 in connection with his resignation. Other employee loans totaled approximately $346,000 and $339,000 at September 28, 2013 and September 29, 2012, respectively. Such amounts are payable on demand and bear interest at the minimum statutory rate (0.16% at September 28, 2013 and 0.19% at September 29, 2012).

17. SUBSEQUENT EVENTS

On November 22, 2013, the Company, through a wholly-owned subsidiary, Ark Rustic Inn LLC, entered into an Asset Purchase Agreement with W and O, Inc. to purchase the Rustic Inn Crab House, a restaurant and bar in Dania Beach, Florida, for $7,500,000 plus inventory. The acquisition is scheduled to close on or before February 28, 2014, subject to satisfactory completion of due diligence, execution of employment and non-competition agreements, Florida Liquor Authority approval and customary closing conditions.

On November 19, 2013, the Company invested an additional $464,000 in the New Meadowlands Racetrack LLC ("NMR") through a purchase of an additional membership interest in Meadowlands Newmark, LLC, an existing member of NMR, resulting in a total ownership of 11.6%.

On December 4, 2013, the Board of Directors declared a quarterly dividend of $0.25 per share on the Company's common stock to be paid on December 30, 2013 to shareholders of record at the close of business on December 16, 2013.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael Weinstein
Chairman and Chief Executive Officer

Robert J. Stewart
President, Chief Financial Officer and Treasurer

Vincent Pascal
Senior Vice President --- Chief Operating Officer

Paul Gordon
Senior Vice President --- Director of Las Vegas Operations

Marcia Allen
Chief Executive Officer, Allen & Associates

Bruce R. Lewin
Chairman and President, Continental Hosts, Ltd.

Steve Shulman
President, Managing Director, Hampton Group Inc.

Arthur Stainman
Senior Managing Director, First Manhattan Co.

Stephen Novick
Senior Advisor, Andrea and Charles Bronfman Philanthropies

EXECUTIVE OFFICE

85 Fifth Avenue
New York, NY 10003
(212) 206-8800

AUDITORS

Cohn Reznick LLP
1212 Avenue of the Americas
New York, NY 10036

TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

ARK RESTAURANTS CORP.

85 Fifth Avenue
New York, New York 10003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on March 18, 2014

To Shareholders of
ARK RESTAURANTS CORP.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Ark Restaurants Corp. (the "Company") will be held on March 18, 2014 at 10:00 A.M., New York City time, at Bryant Park Grill, located at 25 West 40th Street, New York, New York, for the following purposes:

(1) To elect a board of nine directors;

(2) To ratify the appointment of Cohn Reznick LLP ("Cohn"), as independent auditors for the 2014 fiscal year; and

(3) To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 10, 2014, as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting. All shareholders are cordially invited to attend.

YOU ARE REQUESTED, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING, TO DATE, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW THE PROXY AND VOTE YOUR OWN SHARES.

By Order of the Board of Directors,

Robert Stewart
President

New York, New York
February 21, 2014

ARK RESTAURANTS CORP.

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Ark Restaurants Corp., a New York corporation ("Ark" or the "Company") to be held at Bryant Park Grill, located at 25 West 40th Street, New York, New York, at 10:00 A.M., New York City time, on March 18, 2014 and at any adjournment or adjournments thereof (the "Meeting"). This proxy statement was prepared under the direction of our Board of Directors (the "Board of Directors" or the "Board") to solicit your proxy for use at the annual meeting. This proxy statement and proxy are being first mailed to shareholders on or about February 21, 2014.

Throughout this Proxy Statement, the terms "we," "us," "our" and the "Company" refer to Ark Restaurants Corp. and, unless the context indicates otherwise, our subsidiaries on a consolidated basis; and "you" and "your" refers to the shareholders of our Company.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on March 18, 2014.

This Proxy Statement, the form of proxy and the Company's Annual Report are available at *www.cstproxy.com/arkrestaurants/2014*.

Who may attend the annual meeting?

All shareholders of record at the close of business on February 10, 2014 (the "Record Date"), or their duly appointed proxies, and our invited guests may attend the Meeting.

If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice of Internet Availability was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

Shares of common stock held in a stockholder's name as the stockholder of record may be voted in person at the Annual Meeting. Shares of common stock held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy electronically via the Internet, by telephone or if you have requested a paper copy of these proxy materials, by returning the proxy or voting instruction card. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Who may vote?

You may vote if you owned our common stock as of the close of business on the Record Date. Each share of your common stock is entitled to one vote on each of the proposals scheduled for vote at the Meeting. As of the Record Date, there were 3,259,469 shares of common stock outstanding and entitled to vote at the Meeting.

What will I be voting on?

You will be voting on the following:

- The election of nine (9) directors for a term to expire at the next annual meeting of shareholders; and
- The ratification of the selection of Cohn Reznick LLP ("Cohn"), formerly known as J.H. Cohn LLP, as our independent registered public accounting firm for fiscal 2014.

What are the voting recommendations of the Board of Directors?

The Board of Directors recommends that you vote your shares "FOR" each of the nominees named in this proxy statement for election to the Board; and "FOR" ratification of the selection of Cohn as our independent registered public accounting firm for fiscal 2014.

How do I vote?

Return Your Proxy Card By Mail: You may vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided with this proxy statement. The proxy holders will vote your shares according to your directions. If you sign and return your proxy card without specifying choices, your shares will be voted by the persons named in the proxy in accordance with the recommendations of the Board of Directors as set forth in this proxy statement.

Vote at the Meeting: You may cast your vote in person at the Meeting. Written ballots will be passed out to anyone who wants to vote in person at the meeting.

Even if you plan to attend the meeting, you are encouraged to vote your shares by proxy. You may still vote your shares in person at the Meeting even if you have previously voted by proxy. If you are present at the Meeting and desire to vote in person, your vote by proxy will not be used.

What if I hold my shares in "street name"?

You should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet to your broker or nominee. If you provide specific voting instructions by mail, telephone or the Internet, your broker or nominee will vote your shares as you have directed.

Can I change my mind after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Meeting by:

- signing another proxy card with a later date and returning it to us prior to the Meeting;
- giving written notice of revocation to Ark Restaurants Corp., Attention: Treasurer, 85 Fifth Avenue, New York, NY 10003; or
- attending the Meeting and voting in person.

If you hold your shares in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Meeting if you obtain a legal proxy from your broker, bank or other nominee.

Who will count the votes?

A representative of our Transfer Agent will count the votes and will serve as the independent inspector of elections.

Will my shares be voted if I do not provide my proxy?

If you are the shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Under the rules of various national and regional securities exchanges, brokers may generally vote on certain, limited "routine" matters, but cannot vote on non-routine matters, such as the non-contested election of directors or an amendment to the Articles of Incorporation or the adoption or amendment of a stock option plan, unless they have received voting instructions from the person for whom they are holding shares. If your broker does not receive instructions from you on how to vote particular shares on matters on which your broker does not have discretionary authority to vote, your broker will return the proxy form to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a "broker non-vote" and will affect the outcome of the voting as described below, under "What vote is required to approve each proposal?" Therefore, we encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. This ensures that your shares will be voted at the meeting.

How many votes must be present to hold the meeting?

A majority of the outstanding shares entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum. Shares of common stock represented in person or by proxy, including shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval, will be counted for purposes of determining whether a quorum is present.

What vote is required to approve each proposal?

In accordance with our bylaws, the nominees for director receiving the highest number of votes cast in person or by proxy at the Meeting (also referred to as a plurality of the votes cast) will be elected. Broker non-votes will not be counted as entitled to vote, but will count for purposes of determining whether or not a quorum is present on the matter. The affirmative vote of a majority of the shares represented in person or by proxy at the annual meeting is required for approval of the proposal to ratify the appointment of Cohn for fiscal 2014.

If you mark your proxy to withhold your vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Therefore, a broker non-vote has no effect on the proposals provided herein to be voted on at the Meeting. Shares that abstain from voting as to a particular matter will not be counted as votes in favor of such matter, and also will not be counted as votes cast or shares voting on such matter. Accordingly, abstentions will not be included in vote totals and will not affect the outcome of the voting for any of the proposals.

Our directors, director-nominees and executive officers own, directly or indirectly, approximately 48.82% of the voting power entitled to be cast at the Meeting. We anticipate that these directors and executive officers will cast all of their votes in favor of each of the proposals being considered at the Meeting. Shareholders are not entitled to dissenter's rights of appraisal with respect to any of the proposals.

Who will pay for this proxy solicitation?

We will bear the cost of preparing, assembling and mailing the proxy material and of reimbursing brokers, nominees, fiduciaries and other custodians for out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of our shares. A few of our officers and employees may participate in the solicitation of proxies without additional compensation.

Will any other matters be voted on at the Meeting?

As of the date of this proxy statement, our management knows of no other matter that will be presented for consideration at the Meeting other than those matters discussed in this proxy statement. If any other matters properly come before the Meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

What are the deadlines for stockholder proposals for next year's Meeting?

Stockholders may submit proposals on matters appropriate for stockholder action at future annual meetings by following the rules of the Securities and Exchange Commission. Proposals intended for inclusion in next year's proxy statement and proxy card must be received by not later than October 28, 2014. All proposals and notifications should be addressed to Ark Restaurants Corp., Attention: Treasurer, 85 Fifth Avenue, New York, NY 10003. Any such shareholder proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Where can I find the voting results?

The preliminary voting results will be announced at the Meeting. The final results will be published in a current report on Form 8-K filed within four (4) business days after the meeting.

What is the Company's website address?

Our website address is *www.arkrestaurants.com.* We make this proxy statement, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") available on our website in the About Ark – Investors – SEC Filings section, as soon as reasonably practicable after electronically filing such material with the United States Securities and Exchange Commission ("SEC").

This information is also available free of charge at the SEC's website located at *www.sec.gov.* Shareholders may also read and copy any reports, statements and other information filed by us with the SEC at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

The references to our website address and the SEC's website address do not constitute incorporation by reference of the information contained in these websites and should not be considered part of this document.

CORPORATE GOVERNANCE; DIRECTOR AND COMMITTEE INFORMATION

Corporate Governance

We seek to follow best practices in corporate governance in a manner that is in the best interests of our business and stockholders. Our current corporate governance principles, including the Code of Ethics and the charters of each of the Audit Committee and Nominating and Governance Committee are all available under About Ark – Investors –Corporate Governance on our website at www.arkrestaurants.com. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the NASDAQ Marketplace Rules. We will continue to modify our policies and practices to meet ongoing developments in this area. Aspects of our corporate governance principles are discussed throughout this Proxy Statement.

Director Independence

The Board has determined that each of the following directors is an "independent director" as such term is defined in NASDAQ Marketplace Rule 4200(a)(15): Bruce R. Lewin, Marcia Allen, Steven Shulman, Arthur Stainman and Stephen Novick. The Company does not utilize any other definition or criteria for determining the independence of a director or nominee, and no other transactions, relationships, or other arrangements exist to the Board's knowledge or were considered by the Board, other than as may be discussed herein, in determining any such director's or nominee's independence.

Board and Committee Meeting Attendance

During the past fiscal year, the Board held eight meetings, including four telephone meetings. Each member of the Board attended at least 75% of the meetings of the Board and committees on which he or she served. Independent directors met twice last year without management present.

Board Committees

The Board has delegated various responsibilities and authority to different Board committees. The Board has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee. The Board has appointed only independent directors to such committees. The members of each committee are appointed by the Board and serve one year terms. Committees regularly report on their activities and actions to the full Board of Directors. Each committee has a written charter adopted by the Board of Directors under which it operates.

Compensation Committee

Ms. Allen (Chairperson) and Messrs. Shulman and Stainman currently serve as members of the Compensation Committee of the Board. The Compensation Committee (i) oversees and sets the compensation and benefits arrangements of our Chief Executive Officer and certain other executives; (ii) provides a general review of, and makes recommendations to, the Board of Directors or to our shareholders with respect to our cash-based and equity-based compensation plans; and (iii) implements, administers, operates and interprets our equity-based and similar compensation plans to the extent provided under the terms of such plans. The Compensation Committee has the authority to make decisions respecting CEO and executive officer compensation matters, including employment and severance contracts, salary, compensation awards and bonuses, among other things, and has the right to retain and terminate compensation consultants, legal counsel and other advisors to assist the committee with its functions. The Committee may delegate authority to subcommittees of the Compensation Committee or to executive officers (with respect to compensation determinations for non-executive officers), as well as delegate authority to the Company's CEO to approve options to employees (who are not directors or executive officers) of the Company or of any subsidiary of the Company, subject to certain quantity, time and price limitations.

The Board of Directors adopted a written charter under which the Compensation Committee operates. The Board of Directors reviews and assesses the adequacy of the charter of the Compensation Committee on an annual basis.

The Compensation Committee held three meetings in fiscal 2013.

Audit Committee

Messrs. Lewin (Chairperson) and Stainman and Ms. Allen currently serve as members of the Audit Committee of the Board of Directors. The Audit Committee is responsible for, among other things, engaging the independent auditors, receiving and reviewing the recommendations of the independent auditors, reviewing consolidated financial statements of the Company, meeting periodically with the independent auditors and Company personnel with respect to the adequacy of internal accounting controls, resolving potential conflicts of interest and reviewing Company's accounting policies.

The Board of Directors has determined that all of the members of the Audit Committee meet the independence criteria for audit committees and have the qualifications set forth in the listing standards of NASDAQ and Rule 10A-3 under the Exchange Act. The Board of Directors has also designated Ms. Allen as an audit committee financial expert within the meaning of Item 401(h) of Regulation S-K under the Exchange Act and the Board of Directors has determined that she has the financial sophistication required under the listing standards of NASDAQ.

The Board of Directors adopted a written charter under which the Audit Committee operates. The Board of Directors reviews and assesses the adequacy of the charter of the Audit Committee on an annual basis.

The Audit Committee held four meetings during fiscal 2013.

Nominating and Corporate Governance Committee

Messrs. Novick (Chairperson), Stainman and Lewin currently serve as members of the Nominating and Corporate Governance Committee of the Board. The Board of Directors adopted a written charter under which the Nominating and Corporate Governance Committee operates. The Nominating and Corporate Governance Committee approved the nomination of the candidates reflected in Proposal One, which candidates were approved by the Board of Directors.

The duties of the Nominating and Corporate Governance Committee are to recommend to the Board nominees to the Board of Directors and its standing committees. Although the Nominating and Corporate Governance Committee has not established minimum qualifications for director candidates, it will consider, among other factors:

- Judgment
- Skill
- Diversity
- Experience with businesses and other organizations of comparable size

- The interplay of the candidate's experience with the experience of other Board members
- The extent to which the candidate would be a desirable addition to the Board and any committees of the Board

The Nominating and Corporate Governance Committee will consider all director candidates recommended by stockholders. Any stockholder who desires to recommend a director candidate may do so in writing, giving each recommended candidate's name, biographical data and qualifications, by mail addressed to the Chairman of the Nominating and Corporate Governance Committee, in care of Ark Restaurants Corp., 85 Fifth Avenue, New York, New York 10003. Members of the Nominating and Corporate Governance Committee will assess potential candidates on a regular basis.

The Nominating and Corporate Governance Committee held one meeting fiscal 2013.

There are no family relationships among any of the directors or executive officers (or any nominee therefor) of the Company, and no arrangements or understandings exist between any director or nominee and any other person pursuant to which such director or nominee was or is to be selected with respect to the election of directors. No director or executive officer (or any nominee therefor or any associate thereof) has any substantial interest, direct or indirect, by security holdings or otherwise, in any proposal or matter to be acted upon at the Meeting (other than the election of directors). There are no events or legal proceedings material to an evaluation of the ability or integrity of any director or executive officer, or any nominee therefor, of the Company. Moreover, no director or executive officer of the Company, nor any nominee, is a party adverse to the Company or has a material interest adverse to the Company in any legal proceeding.

Stockholder Communications

The Board welcomes communications from stockholders, which may be sent to the entire Board at the principal business address of the Company, Ark Restaurants Corp., 85 Fifth Avenue, New York, New York 10003, Attn: Corporate Secretary. Security holder communications are initially screened to determine whether they will be relayed to Board members. Once the decision has been made to relay such communications to Board members, the Secretary will release the communication to the Board on the next business day. Communications that are clearly of a marketing nature, or which are unduly hostile, threatening, illegal or similarly inappropriate will be discarded and, if warranted, subject to appropriate legal action.

Recognizing that director attendance at the Company's annual meetings of stockholders can provide stockholders with an opportunity to communicate with members of the Board of Directors, it is the policy of the Board of Directors to encourage, but not require, the members of the Board to attend such meetings.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that the number of directors constituting the Board of Directors shall not be fewer than three nor more than 15, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the Board. The Board of Directors has fixed the number of directors at nine. The term of office of each director is one year, commencing at this annual meeting and ending at the annual meeting of shareholders to be held in 2014. Each director elected will continue in office until he resigns or until a successor has been elected and qualified. Stockholders cannot vote or submit proxies for a greater number of persons than the nine nominees named in this Proposal One.

Each of the nominees named below is at present a director of the Company and has consented to serve if elected. If any nominee should be unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote in accordance with their judgment. We know of no reason why the nominees would not be able to serve if elected.

The following is a brief account of the business experience during the past five years of each of the Company's directors and executive officers, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment was carried on.

Name	Age	Principal Occupation and Position with the Company	Director Since
Michael Weinstein	70	Chairman of the Board and Chief Executive Officer of the Company	1983
Robert Stewart	57	President, Chief Financial Officer and Treasurer of the Company	2012
Vincent Pascal	70	Chief Operating Officer and Senior Vice President of the Company	1985
Paul Gordon	62	Senior Vice President of the Company	1996
Marcia Allen	63	Chief Executive Officer, Allen & Associates	2003
Bruce R. Lewin	66	Chairman and President, Continental Hosts, Ltd.	2000
Steven Shulman	72	Managing Director, Hampton Group Inc.	2003
Arthur Stainman	71	Senior Managing Director, First Manhattan Co.	2004
Stephen Novick	73	Senior Advisor, Andrea and Charles Bronfman Philanthropies	2005

Biographical Information

Michael Weinstein has been our Chief Executive Officer and a director since our inception in January 1983, was elected Chairman in 2004 and was President of the Company from January 1983 to September 2007. Mr. Weinstein is also the President of each of our subsidiaries. Mr. Weinstein is an officer, director and 29.67% shareholder of RSWB Corp. and a director and 28% owner of BSWR Corp. (since 1998). Mr. Weinstein is also the owner of 30.67% of the membership interests in New Docks LLC. Collectively, these companies operate three restaurants in New York City, and none of these companies is a parent, subsidiary or other affiliate of us. Mr. Weinstein spends substantially all of his business time on Company-related matters.

Robert Stewart has been employed by us since June 2002, was elected Chief Financial Officer effective as of June 24, 2002, was elected to the Board of Directors in March 2012 and was elected President in December 2013. For the three years prior to joining us, Mr. Stewart was Chief Financial Officer and Executive Vice President at Fortis Capital Holdings. For eleven years prior to joining Fortis Capital Holdings, Mr. Stewart held senior financial and audit positions in Skandinaviska Enskilda Banken in their New York, London and Stockholm offices.

Vincent Pascal has been employed by us since 1983 and was elected Vice President, Assistant Secretary and a director in 1985. Mr. Pascal became a Senior Vice President in 2001 and Chief Operating Officer in 2011.

Paul Gordon has been employed by us since 1983 and was elected as a director in November 1996 and a Senior Vice President in April 2001. Mr. Gordon is the manager of our Las Vegas operations, and is a Senior Vice President of each of the Company's Las Vegas, Nevada subsidiaries. Prior to assuming that role in 1996, Mr. Gordon was the manager of the Company's operations in Washington, D.C. commencing in 1989.

Marcia Allen was elected a director of the Company in 2003. For the past five years, Ms. Allen has been the Chief Executive Officer of Allen & Associates Inc., a business and acquisition consulting firm. Also, from December 2001 to August 2002 Ms. Allen served as President and a member of the board of directors of Accesspoint Inc.

Bruce R. Lewin was elected a director of the Company in February 2000. Mr. Lewin has been the President and a director of Continental Hosts, Ltd since August 2001. He was also a founder and board member of Fuze Beverage, LLC. Mr. Lewin was formerly a director of the Bank of Great Neck (in New York), and a former director of the New York City Chapter of the New York State Restaurant Association. He has been owner and President of Bruce R. Lewin Fine Art since 1985.

Steven Shulman was elected a director of the Company in December 2003. During the past five years, Mr. Shulman has been the managing director of Hampton Group, a company engaged in the business of making private investments. Mr. Shulman also serves as a director of various private companies.

Arthur Stainman was elected a director of the Company in 2004. Mr. Stainman is a senior managing director of First Manhattan Co. of New York City, a money management firm, and has over twenty years' experience managing money for high net worth individuals. Mr. Stainman is a Trustee of Rider University and sits on the board of several New York based non-profits.

Stephen Novick was elected a director of the Company in 2005. Mr. Novick serves as Senior Advisor for the Andrea and Charles Bronfman Philanthropies, a private family foundation. From 1990 to 2004, Mr. Novick served as Chief Creative Officer of Grey Global Group, an advertising agency. Mr. Novick continues to serve as a consultant for Grey Global Group. He also serves as a member of the Board of Directors of Toll Brothers, Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NAMED NOMINEE.

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has recommended, and the Board of Directors has approved, the appointment of Cohn, an independent registered public accounting firm, to audit our financial statements for the 2014 fiscal year. A representative of Cohn is expected to attend the Meeting and will have an opportunity to make a statement if he or she so desires. He or she will also be available to respond to appropriate questions from our shareholders. For additional information regarding our relationship with Cohn, please see the "Audit Committee Report" below.

Although it is not required to submit this proposal to the shareholders for approval, the Board believes it is desirable that an expression of shareholder opinion be solicited and presents the selection of the independent registered public accounting firm to the shareholders for ratification. If the selection of Cohn is not ratified by shareholders, the Board of Directors will take that into consideration but does not intend to engage another firm. Even if the selection of Cohn is ratified by the shareholders, the Audit Committee in its discretion could decide to terminate the engagement of Cohn and engage another firm if the committee determines that this is necessary or desirable.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF COHN REZNICK LLP AS INDEPENDENT AUDITORS FOR THE COMPANY.

AUDIT COMMITTEE REPORT

The following report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the 1934 Act and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act of 1933 or the Exchange Act.

The Audit Committee evidenced its completion of and compliance with the duties and responsibilities set forth in the adopted Audit Committee Charter through a formal written report dated and executed as of December 17, 2013. A copy of that report is set forth below.

December 17, 2013

The Board of Directors
Ark Restaurants Corp.

Fellow Directors:

The primary purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Corporation's financial reporting process. The Audit Committee conducted its oversight activities for Ark Restaurants Corp. and subsidiaries ("Ark") in accordance with the duties and responsibilities outlined in the audit committee charter. The Audit Committee annually reviews the NASDAQ standard of independence for audit committees and its most recent review determined that the committee meets that standard.

Ark management is responsible for the preparation, consistency, integrity and fair presentation of the financial statements, accounting and financial reporting principles, systems of internal control, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. The Corporation's independent auditors, Cohn Reznick LLP, are responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the Unites States of America.

The Audit Committee, with the assistance and support of the Chief Financial Officer of Ark, has fulfilled its objectives, duties and responsibilities as stipulated in the audit committee charter and has provided adequate and appropriate independent oversight and monitoring of Ark's systems of internal control for the fiscal year ended September 28, 2013.

These activities included, but were not limited to, the following significant accomplishments during the fiscal year ended September 28, 2013:

- Reviewed and discussed the audited financial statements with management and the external auditors.

- Received written disclosures and letter from the external auditors required by Independence Standards Board Standard No. 1, and discussed with the auditors their independence.

In reliance on the Committee's review and discussions of the matters referred to above, the Audit Committee recommends the audited financial statements be included in Ark's Annual Report on Form 10-K for the fiscal year ended September 28, 2013, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Ark Restaurants Corp. Audit Committee

Bruce R. Lewin, Arthur Stainman and Marcia Allen

AUDIT FEES AND SERVICES

During fiscal 2012 and 2013, Cohn served as our independent auditors. The following table presents fees for professional audit services rendered by Cohn for the audit of our annual financial statements for the years ended September 29, 2012 and September 28, 2013, and fees for other services rendered by Cohn during those periods.

	2012	**2013**
Audit Fees	$220,000	$235,283
Audit Related Fees	23,500	69,198
Tax Fees	—	—
All Other Fees	5,991	—
Total	$249,491	$304,481

Audit Fees. Annual audit fees relate to services rendered in connection with the audit of our consolidated annual financial statements and the quarterly reviews of financial statements included in our Forms 10-Q.

Audit Related Fees. Audit related services include fees for SEC registration statement services, benefit plan audits, consultation on accounting standards or transactions, statutory audits, business acquisitions, and assessment of risk management controls in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees. Tax services include fees for tax compliance, tax advice and tax planning.

All Other Fees: Includes other fees or expenses billed for other services not described above rendered to the Company by Cohn during fiscal year 2012.

The Audit Committee considers whether the provision of these services is compatible with maintaining the auditor's independence, and has determined such services for fiscal 2012 and 2013 were compatible.

We have been advised by Cohn that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditor, as follows: on an ongoing basis, management communicates specific projects and categories of service for which the advance approval of the Audit Committee is requested, and the Audit Committee reviews these requests and advises management if the Committee approves the engagement of the independent auditor. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. All audit-related fees, tax fees and all other fees were approved by the Audit Committee. The projects and categories of service are as follows:

Audit—Annual audit fees relate to services rendered in connection with the audit of our consolidated financial statements and the quarterly reviews of financial statements included in our Forms 10-Q.

Audit Related Services—Audit related services include fees for SEC registration statement services, benefit plan audits, consultation on accounting standards or transactions, statutory audits, and business acquisitions.

Tax—Tax services include fees for tax compliance, tax advice and tax planning.

All Other—fees for all other services provided by Cohn.

EXECUTIVE COMPENSATION

The following table shows information concerning all compensation paid for services to the Company in all capacities during the fiscal years ended October 1, 2011, September 29, 2012 and September 28, 2013, as to the Chief Executive Officer (its "principal executive officer" or "PEO"), each of the other two most highly compensated executive officers of the Company who served in such capacity at the end of the last two fiscal years (the "Named Executive Officers" or "NEOs"):

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	***Year***	***Salary ($)***	***Bonus ($)***	***Option Award(s) ($)***	***All Other Compensation ($)***	***Total ($)***
Michael Weinstein	2013	$958,218	$70,000	$ 0	-0-	$1,028,218[1]
Chief Executive Officer	2012	$948,320	$50,000	$69,390	-0-	$1,067,710
					-0-	
Vincent Pascal	2013	$421,876	$42,000	$ 0	-0-	$463,876
Senior Vice President	2012	$417,518	$30,000	$50,115	-0-	$497,633
Chief Operating Officer						
Paul Gordon	2013	$361,212	$42,000	$ 0	$86,887[2]	$490,099
Senior Vice President	2012	$326,848	$30,000	$50,115	$96,372[2]	$503,335

(1) Under Section 162(m) of the Internal Revenue Code, a publicly-held corporation cannot deduct the compensation of certain executives exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. With respect to Mr. Weinstein's compensation that is subject to the Section 162(m) deductibility limitations, the Compensation Committee used its judgment to authorize payments that do not comply with the exemptions in Section 162(m) as it believed that such payment was appropriate and in the best interest of the stockholders, after taking into consideration the executive's individual performance and responsibilities.

(2) 1% of operating profits of the Las Vegas operations as commissions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information on the holdings of stock options by the CEO and NEOs as of September 29, 2013.

	Option Awards			
(a)	(b)	(c)	(e)	(f)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Weinstein	12,500	0	$29.60	12/21/14
Chief Executive Officer	25,000	0	$32.15	12/18/16
	27,000	0	$12.04	05/06/19
	13,500	13,500(1)	$14.40	06/12/22
Vincent Pascal	17,500	0	$29.60	12/21/14
Senior Vice President	10,000	0	$32.15	12/18/16
Chief Operating Officer	19,500	0	$12.04	05/06/19
	9,750	9,750(1)	$14.40	06/12/22
Paul Gordon	17,500	0	$29.60	12/20/14
Senior Vice President	10,000	0	$32.15	12/18/16
	19,500	0	$12.04	05/06/19
	9,750	9,750(1)	$14.40	06/12/22

(1) Each of these options shall vest on June 12, 2014.

DIRECTOR COMPENSATION

The Company uses cash compensation and equity-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of directors.

Compensation Paid to Directors in 2013

In fiscal 2013, the Company paid a fee of $26,000 to each director who was not an officer of the Company. Directors who are also full-time employees of the Company did not receive any director fees. In addition, the independent director who serves as chairman of the Audit Committee of the Board receives an annual retainer fee of $15,000. The independent directors who serve on the Audit, Compensation and Nominating and Corporate Governance Committees, respectively, including the chairman of the Audit Committee, receive $1,050 for each meeting that they attended. Each member of the Board receives an additional $1,200 for each Board meeting that they attended in excess of one per quarter, plus an additional $1,200 if such additional Board meeting attended exceeds four hours. The Company reimburses directors for out-of-pocket expenses incurred in connection with attending Board of Director and committee meetings.

Director Compensation Table

The following table summarizes the compensation earned by or paid to the Company's non-employee directors from the Company for the year ended September 28, 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total
Bruce R. Lewin	$49,400	$-0-	$49,400
Steven Shulman	$32,000	$-0-	$32,000
Marcia Allen	$36,800	$-0-	$36,800
Arthur Stainman	$36,800	$-0-	$36,800
Stephen Novick	$29,600	$-0-	$29,600

1. Each director has 5,000 currently exercisable options at an exercise price of $32.15 per share and 3,500 currently exercisable options at an exercise price of $12.04 per share. In addition, each director has 5,000 currently unexercisable options at an exercise price of $14.40 per share.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 27, 2014, with respect to the beneficial ownership of shares of our common stock owned by:

- Each of our directors, our CEO and the other NEOs;
- All directors and executive officers as a group; and
- Each person or entity who is known to us to be the beneficial owner of more than 5% of our common stock.

As of January 27, 2014, our outstanding equity securities consisted of 3,259,469 shares of common stock. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon the conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of January 27, 2014. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units that may be exercised or settled on or within 60 days of January 27, 2014 are included as outstanding and beneficially owned by that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Michael Weinstein 85 Fifth Avenue New York, New York 10003	1,123,069(2)	33.65%
Bruce R. Lewin 1329A North Avenue New Rochelle, New York 10804	295,181(3)(5)	9.03%
Vincent Pascal 85 Fifth Avenue New York, New York 10003	93,858(4)	2.83%
Steven Shulman P.O. Box 52 Rye Beach, NH 03871	20,300(5)	Less than 1%
Marcia Allen 1112 Montana Avenue, #284 Santa Monica, CA 90403	11,000(5)	Less than 1%
Loeb Partners Corporation 61 Broadway New York, New York 10006	176,790(6)	5.42%
Paul Gordon 85 Fifth Avenue New York, New York 10003	56,750(4)	1.71%
Robert Stewart 85 Fifth Avenue New York, New York 10003	58,550(4)	1.77%
Arthur Stainman 320 East 72nd Street New York, New York 10021	69,450(5)(7)	2.12%
FMR LLC 82 Devonshire Street Boston, MA 02109	224,895(8)	6.90%
Stephen Novick 110 East 59th Street New York, New York 10022	11,000(5)	Less than 1%
All directors and officers as a group (nine persons)	1,739,158(9)	48.82%

(1) Except to the extent otherwise indicated, to the best of the Company's knowledge, each of the indicated persons exercises sole voting and investment power with respect to all shares beneficially owned by him.

(2) Includes 3,649 shares owned by The Weinstein Foundation, a private foundation of which Mr. Weinstein acts as trustee and as to which shares Mr. Weinstein has shared investment and shared voting power, an aggregate of 2,400 shares owned by Mr. Weinstein's minor children and 78,000 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(3) Includes 1,500 shares owned by Mr. Lewin in his Individual Retirement Account ("IRA").

(4) Includes 56,750 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(5) Includes 11,000 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

(6) Based upon information set forth in Schedule 13D/A filed by Loeb Partners Corporation ("LPC") with the SEC on or about November 11, 2008. Loeb Arbitrage Management LLC ("LAM") is the general partner of Loeb Arbitrage Fund ("LAF"). LAM is the investment manager of Loeb Arbitrage B Fund LP ("LAFB"). The President and Chief Operating Officer of the general partner is Robert E. Enslein, Jr. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Gideon J. King, Chief Executive Officer, Michael S. Emanuel, Senior Vice President and Secretary and David S. Hampson, Chief Financial Officer. Thomas L. Kempner is the President, Chief Executive Officer and a director of LPC. Loeb Holding Corporation ("LHC") is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder and Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors of LHC. Loeb Offshore Management, LLC ("LOM"), a wholly-owned subsidiary of LHC, is the investment adviser of Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB"). Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. LAM is general partner of Loeb Marathon Fund ("LMF") and investment adviser of Loeb Marathon Offshore Fund Ltd. ("LMOF"). As of November 11, 2008, LAF beneficially owned 59,378 shares, LPC beneficially owned 36,870 shares (including shares purchased for the accounts of customers of LPC as to which LPC has investment discretion), LOF beneficially owned 14,534 shares, LMF beneficially owned 21,573 shares, LMOF beneficially owned 14,486 shares, LAFB beneficially owned 21,727 shares, and LOFB beneficially owned 8,222 shares. The above-referenced shareholders may, therefore, be deemed the beneficial owner of 176,790 shares, or 5.06% of the Company's outstanding Common Stock.

(7) Includes 31,150 shares owned by Mr. Stainman's spouse and 9,200 shares held by investment advisory clients of First Manhattan Co. ("FMC"), as to which FMC and Mr. Stainman, in his capacity as Managing Member of First Manhattan LLC, the sole general partner of FMC, share dispositive and voting power.

(8) Based upon information set forth on Schedule 13G filed by FMR LLC ("FMR") with the SEC on or about February 13, 2013. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 224,895 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 224,895 shares of our common stock. Edward C. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 224,895 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

(9) Includes 303,250 shares issuable pursuant to stock options exercisable within 60 days after the date of this Proxy Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NASDAQ Global Market. Officers, directors and greater than ten percent shareholders are required by the Commission's regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such forms it has received, the Company believes that all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal 2013, except for a late Form 4 filing for Michael Weinstein and late Form 5 filings for Marcia Allen, Arthur Stainman, Paul Gordon and Steven Shulman.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following section sets forth certain required information regarding transactions or proposed transactions between the Company and certain related persons for the last two completed fiscal years.

For information on the compensation received by our directors and executive officers of the Company during the 2013 fiscal year, and the beneficial ownership of equity securities of the Company of such individuals, see the "Security Ownership of Certain Beneficial Owners" and "Executive Compensation" sections.

ADDITIONAL INFORMATION

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or us that each of us will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify us by sending a written request to Ark Restaurants Corp., Attention Treasurer, 85 Fifth Avenue, New York, NY 10003.

Other Matters

The Board is not aware of any business to be presented at the Meeting, other than the matters set forth in the notice of Meeting and described in this Proxy Statement. If any other business does lawfully come before the Meeting, it is the intention of the persons named as proxies or agents in the enclosed proxy card to vote on such other business in accordance with their judgment.

Annual Report

This proxy solicitation material has been mailed with the annual report to shareholders for the fiscal year ended September 28, 2013; however, it is not intended that the annual report for fiscal year 2013 be a part of the proxy statement or this solicitation of proxies.

Shareholders are respectfully urged to complete, sign, date and return the accompanying form of proxy in the enclosed envelope.

ARK RESTAURANTS CORP.

By Order of the Board of Directors,

Robert Stewart
President

New York, New York
February 21, 2014